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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122008

DryShips Inc.

13,000,000 Shares Common Stock

We are offering 13,000,000 shares of our common stock. The underwriters have an option to purchase up to an additional 1,950,000 shares of common stock from us to cover over-allotments.

This is our initial public offering. Our common stock is listed on the Nasdaq National Market under the symbol "DRYS."

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$18.00	$234,000,000
Underwriting Discount	$1.08	$14,040,000
Proceeds to us (before expenses)	$16.92	$219,960,000

        The underwriters expect to deliver the shares to purchasers on or about February 8, 2005.

Cantor Fitzgerald & Co.
Hibernia Southcoast Capital
Oppenheimer & Co.
Dahlman Rose & Company
HARRISdirect

The date of this prospectus is February 3, 2005

        We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

i

ENFORCEABILITY OF CIVIL LIABILITIES

        DryShips Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Amaroussion, Greece. All of our directors, officers and some of the experts named in this prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

        Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY

        The discussions contained under the heading "The International Drybulk Shipping Industry" have been reviewed by Drewry Shipping Consultants, Ltd., which has confirmed to us that they accurately describe the international drybulk market, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

ii

PROSPECTUS SUMMARY

        This section summarizes some of the information and financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later. We use the term deadweight tons, or dwt, in describing the size of our drybulk carriers, also commonly referred to as drybulk vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

        Unless the context otherwise requires, when used in this prospectus, the terms "DryShips," the "Company," "we," "our" and "us" refer to DryShips Inc. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Our Company

        We are a privately-owned Marshall Islands corporation that was incorporated in September 2004. We own and operate, through our subsidiaries, six drybulk carriers. We intend to purchase 11 additional drybulk carriers to expand our fleet. Our affiliate, Cardiff Marine Inc., or Cardiff, manages our vessels under separate ship management agreements.

        This is our initial public offering. After we complete this offering, we intend to declare and pay quarterly dividends from our net profits to the holders of our common shares in January, April, July and October of each year. We expect to declare our first dividend in July 2005 in the amount of $0.20 per share. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income, as it deems appropriate. For a more detailed summary of our dividend policy, we refer you to "Dividend Policy" below.

Our Fleet

        We currently own and operate a fleet of six vessels consisting of one Capesize drybulk carrier and five Panamax vessels. One of these Panamax vessels is a combination carrier that is capable of carrying drybulk cargo or crude oil and oil products. We refer to our Panamax combination carrier as a drybulk carrier and refer to all six of these vessels as our Initial Fleet.

        Our Initial Fleet principally carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. We intend to acquire eleven additional drybulk carriers for a total cash payment of $299.3 million including certain pre-delivery and other fees and expenses and 1,277,778 of our shares. We refer to these eleven drybulk carriers as our Identified Vessels. We will pay the purchase price for the Identified Vessels with $111.5 million of the net proceeds of this offering, funds that we will borrow under our new credit facility, 1,277,778 common shares and up to an additional $30.0 million under another new credit facility that we may procure, together with cash on hand. We expect to acquire all of the Identified Vessels prior to April 30, 2005.

        The Identified Vessels consist of one Capesize drybulk carrier, eight Panamax drybulk carriers and two Handymax drybulk carriers. Unless indicated otherwise, references to our combined fleet are to our fleet of drybulk carriers after giving effect to the purchase of the Identified Vessels. Our acquisition of the Identified Vessels will increase the size of our combined fleet to 17 drybulk carriers representing approximately 1.3 million dwt and will consist of two Capesize, 13 Panamax and two Handymax drybulk carriers. The average age of the vessels in our combined fleet will be 13 years.

        We intend to employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. Three of the Panamax drybulk carriers in our Initial Fleet are currently operated in a Panamax pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes and to perform more efficient vessel scheduling thereby increasing fleet utilization. One of the Panamax drybulk carriers in our Initial Fleet is currently on time charter.

        All of our vessels will be managed by Cardiff, a Liberian corporation with offices in Greece. We are under common control with Cardiff.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths in our industry:

  •
  Experienced Management Team.    Our founder, Chairman and Chief Executive Officer, Mr. George Economou, started his career in shipping following graduation from the Massachusetts Institute of Technology with degrees in Naval Architecture and Marine Engineering and Shipping and Shipbuilding Management. Cardiff, under Mr. Economou's leadership, has assembled a management team of senior executive officers and key employees with decades of experience in all aspects of vessel operations and maintenance of drybulk carriers, tankers and container vessels.

  •
  Strong Customer Relationships.    Cardiff has established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Since its founding, Cardiff has maintained relationships with, and has achieved acceptance by, major national and private industrial users, commodity producers and traders. These customers have repeatedly chartered vessels managed by Cardiff over a span of several years.

  •
  Efficient and Dependable Vessel Operations.    We believe Cardiff has established its reputation as an efficient and dependable vessel operator. During the past 13 years, Cardiff has managed and operated vessels across a variety of shipping sectors such as drybulk carriers, container vessels, crude oil tankers, oil products tankers, chemical tankers and refrigerated cargo vessels. Currently, Cardiff actively manages 18 vessels and arranges the employment of 10 other vessels on bareboat charters. Many of the vessels managed by Cardiff are owned by related parties. We believe that Cardiff maintains high standards of operation, vessel technical condition, safety and environmental protection. Cardiff has managed approximately 60 vessels since its inception. None of its managed vessels have suffered a total loss, constructive total loss or caused any material environmental damage. Cardiff contains operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members.

Our Business Strategy

        We focus our business strategy on providing reliable seaborne transportation services for drybulk cargoes at a competitive cost. We believe we can achieve our business objectives and increase shareholder value through our business strategy. The elements of our business strategy consist of:

  •
  Fleet Expansion Through Second Hand Vessel Acquisitions.    We intend to grow our fleet through timely and selective acquisitions of drybulk carriers. We will seek to identify potential second hand vessel acquisition candidates among all size categories of drybulk carriers, in order to gain a worldwide presence in the drybulk carrier market with a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key commodities and raw materials. We believe that second hand vessels when operated in a cost efficient manner provide better value to shareholders as compared with more expensive newbuilding vessels. We therefore expect to maintain an average fleet age of between 10 to 20 years.

  •
  Diversified Fleet Profile.    We intend to develop a diversified fleet of drybulk carriers in all size categories: Capesize, Panamax, Handymax and Handysize. Larger drybulk carriers, such as Capesize and Panamax vessels, have historically experienced a greater degree of freight rate volatility, while smaller drybulk carriers, such as Handymax and Handysize vessels, enjoy greater charter rate stability. Furthermore, a diversified drybulk carrier fleet will enable us to serve our customers in both major and minor bulk trades. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Capesize and Panamax drybulk carriers carry predominantly coal and iron ore for energy and steel production as well as grain for feedstocks. Handymax and Handysize drybulk carriers carry iron and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other construction materials. These raw materials and products are used as production inputs in a number of industries. We will transport these various cargoes on several geographical routes thereby reducing our dependency on any one cargo, trade route or industry and maximizing fleet utilization.

  •
  Combined Fleet Employment.    As we expand our fleet of drybulk carriers, we will actively and strategically employ our fleet between spot charters, which generally last for periods of ten days to four months, and fixed employment contracts, including time or bareboat charters, which can last up to several years. Drybulk carriers operating in the spot market may generate increased or decreased profit margins during periods of improvement or deterioration in freight (or charter) rates, while drybulk carriers operating on fixed employment contracts provide more predictable cash flows. We may also enter into freight forward agreements in order to hedge our exposure to market volatility.

Our History and Corporate Structure

        Subsequent to our formation, in October 2004, we issued 15,400,000 shares of our common stock to the Entrepreneurial Spirit Foundation, or the Foundation, as consideration for the contribution to us of all of the issued and outstanding capital stock of our subsidiaries. These subsidiaries own the vessels in our Initial Fleet.

        Mr. Economou, our Chairman and Chief Executive Officer, has been active in shipping since 1976 and formed Cardiff in 1991. Cardiff will be responsible for all technical and commercial management functions of our fleet. We believe that Cardiff has established a reputation in the international drybulk shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. We are under common control with Cardiff. Our common shareholder is the Foundation, which is controlled by Mr. Economou.

        Existing shareholders, including members of the Economou family, will own, directly or indirectly, approximately 51.9% of our shares after this offering, assuming the underwriters do not exercise their over-allotment option. We will acquire six of the Identified Vessels from companies beneficially owned by Mr. Economou's sister.

        Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Cardiff's commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Cardiff completed early implementation of the International Maritime Organization's, or IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, in 1996. Cardiff has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM Code and has been ISO 14001 certified since 2003, in recognition of its commitment to overall quality.

        Immediately prior to the closing of this offering, we expect to settle all intercompany balances between us and Cardiff to an amount that will be less than $0.5 million, and declare a dividend to our existing shareholders of $69.0 million, consisting of $51.0 million of retained earnings as of October 31, 2004, and $18.0 million of earnings of our Initial Fleet for the period between November 1, 2004, and the date of this prospectus. The $69.0 million dividend has been accrued and reflected as a payable in the October 31, 2004 financial statements. See note 19(e) to the audited financial statements. Of the total amount of dividends ($69.0 million), $61.75 million will be paid to the existing shareholders prior to the closing of this offering, by utilizing amounts due from Cardiff and also from cash on hand, so that we will have at least $7.0 million cash immediately prior to the closing of this offering. The remaining amount of the dividend ($7.25 million) will be paid to the shareholders existing prior to the closing of this offering not earlier than three months after the date of this prospectus.

        We maintain our principal executive offices at 80 Kifissias Avenue, Amaroussion 15125, Athens, Greece. Our telephone number at that address is (011) (30) (210) 809 0570. We also maintain an office at One Stamford Landing, Suite 214, 62 Southfield Avenue, Stamford, Connecticut 06902. Our telephone number at that address is (203) 487-3391.

Our Dividend Policy

        Our policy is to declare and pay quarterly dividends to shareholders from our net profits each January, April, July and October, beginning July 2005, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare and pay a dividend per share of $0.20 in July 2005. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income, as the Board of Directors deems appropriate. Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

The Offering

Common stock offered by us	13,000,000 shares
Underwriters' over-allotment option	1,950,000 shares
Common stock to be outstanding immediately after this offering(1)	29,677,778 shares
Use of proceeds
We expect to use $111.5 million of the net proceeds of this offering, together with funds borrowed under our new senior secured credit facility and 1,277,778 shares of our common stock to acquire nine of the Identified Vessels and to make the down payments on the two remaining Identified Vessels. The balance, in the approximate amount of $94.2 million, will be used for working capital and other corporate purposes, including future vessel acquisitions. See "Use of Proceeds."
Nasdaq National Market listing	Our common stock is listed on the Nasdaq National Market under the symbol "DRYS."

(1)
Assumes that our underwriters do not exercise the over-allotment option. Includes 1,277,778 shares that the Company expects to issue to the seller of an Identified Vessel.

Summary Consolidated Financial and Other Data

        The following table sets forth summary consolidated financial data and other operating data of DryShips Inc. The summary financial data in the table for the three years ended October 31, 2004, are derived from the audited consolidated financial statements of DryShips Inc. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis upon which our consolidated financial statements are presented. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	Year Ended October 31,
(Dollars in thousands, except per share data and Average Daily Results)
	2002	2003	2004
INCOME STATEMENT DATA
Voyage revenues	$16,233	$25,060	$63,458
Voyage expenses	3,628	3,626	5,481
Vessel operating expenses	6,144	6,739	9,769
Depreciation and amortization	4,853	5,244	6,451
Management fees	1,094	1,101	1,261
General and administrative expenses(1)	110	150	198

Operating Income	404	8,200	40,298
Interest and finance costs, net	(983)	(1,115)	(1,503)
Foreign currency losses	(35)	(90)	(23)
Other, net	3	194	341

Net Income (Loss)	$(611)	$7,189	$39,113

Basic and fully diluted earnings (losses) per share	$(0.04)	$0.47	$2.54
Weighted average basic and diluted shares outstanding(2)	15,400,000	15,400,000	15,400,000
BALANCE SHEET DATA (at period end)
Current assets, including cash	$10,392	$17,943	$69,344
Total assets	67,937	73,902	183,553
Current liabilities, including current portion of long-term debt	11,703	11,889	98,178
Total long-term debt, including current portion	47,294	46,479	115,202
Stockholders' equity (deficit)	18,376	25,513	(4,374)
OTHER FINANCIAL DATA
Net cash provided by (used in) operating activities	$5,346	$2,489	$7,309
Net cash provided by (used in) investing activities	0	(2,200)	(20,119)
Net cash provided by (used in) financing activities	(3,083)	416	15,985
EBITDA(3)	5,225	13,548	47,067
FLEET DATA
Average number of vessels(4)	5.0	5.0	5.9
Total voyage days for fleet(5)	1,770	1,780	2,066
Total calendar days for fleet(6)	1,825	1,825	2,166
Fleet utilization(7)	97.0%	97.5%	95.4%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$7,121	$12,042	$28,062
Vessel operating expenses(9)	3,367	3,693	4,510
Management fees	599	603	582
General and administrative expenses(10)	60	82	91
Total vessel operating expenses(11)	4,026	4,378	5,183

(1)
We did not pay any compensation to members of our senior management or our directors in the years ended October 31, 2002, 2003 and 2004.

(2)
After giving effect to a stock dividend effected in October 2004, the selected financial data reflects an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend.

(3)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

        The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Year Ended October 31,
	2002	2003	2004
Net Cash from Operating Activities	$5,346	$2,489	$7,309
Net increase (decrease) in current assets	(2,341)	8,403	36,925
Net (increase) decrease in current liabilities, excluding current portion of long-term debt	(623)	357	(1,815)
Payments for dry-docking costs	1,898	1,322	3,277
Net interest expense	983	1,115	1,503
Amortization and write-off of deferred financing costs included in net interest expense	(38)	(138)	(132)

EBITDA	$5,225	$13,548	$47,067

(4)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(6)
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

RISK FACTORS

        You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You could lose all or part of your investment.

Industry Specific Risk Factors

The cyclical nature of the international drybulk shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings

        The international drybulk shipping industry is cyclical with attendant volatility in profitability, charter rates and vessel values. During the past several weeks charter rates and vessel values reached historically high levels. More recently, however, rates have decreased by approximately 20%. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international drybulk shipping industry are also not predictable.

        The degree of charter rate volatility among different types of drybulk carriers has varied widely. The Company is exposed to changes in spot rates for drybulk carriers and such changes affect the Company's earnings and the value of the Company's drybulk carriers at any given time.

The international drybulk shipping industry reached an historic high in the past several weeks and future growth will depend on continued economic growth in the world economy that exceeds the capacity of the growing world fleet's ability to match it

        During the past several weeks charter rates for the international drybulk shipping industry have reached historic highs. More recently, however, rates have decreased by approximately 20%. The Company anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon continued economic growth in China's and the world's economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on the Company's business and results of operations.

        The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Factors that influence demand for vessel capacity include:

  •
  supply and demand for drybulk products;

  •
  global and regional economic conditions;

  •
  the distance drybulk is to be moved by sea; and

  •
  changes in seaborne and other transportation patterns.

        The factors that influence the supply of vessel capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  changes in environmental and other regulations that may limit the useful life of vessels;

  •
  the number of vessels that are out of service; and

  •
  changes in global drybulk production.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

        A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or Japan, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you, that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

We are dependent on spot charters in the volatile shipping markets

        We currently charter five of our vessels on a spot charter basis (three through a Panamax pool) and one on a time charter basis. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot charter market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

        The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates will affect the value of our fleet and will adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income

        Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

        The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in the Initial Fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered ton above 5,000 gross tons with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

        We currently maintain, for each of our vessel's, pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

        In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. This accelerated phase out will result in our Panamax combination carrier being unable to carry crude oil and oil products in many markets after December 2007. The Company does not expect any impairment to result from the expected inability of our Panamax combination carrier to carry oil and oil products after 2007, as that vessel will be fully depreciated as of December 2006 (the last month of the vessel's current estimated useful life of 25 years from the date of her initial delivery from the shipyard), and carried at residual scrap value on the Company's books. Further, the Company believes that the value of this vessel in service as a drybulk carrier will exceed its book value for the foreseeable future and therefore the Company does not expect any impairment to result regardless if the proposed amendments are adopted by the IMO. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our vessels as well as our inability to generate income from them.

        These requirements can affect the resale value or useful lives of our vessels. As a result of accidents such as the recent oil spill relating to the loss of the m.t. Prestige, a 26 year old single-hull tanker, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings

        The fair market value of our vessels may increase and decrease depending on a number of factors including:

  •
  general economic and market conditions affecting the shipping industry;

  •
  competition from other shipping companies;

  •
  types and sizes of vessels;

  •
  other modes of transportation;

  •
  cost of newbuildings;

  •
  governmental or other regulations;

  •
  prevailing level of charter rates; and

  •
  technological advances.

        If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Inspection by classification society

        The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Initial Fleet is currently enrolled with Bureau Veritas, N.K.K. and Det norske Veritas. Det norske Veritas has awarded ISM certification to Cardiff and the Initial Fleet.

        A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

        If any vessel does not maintain its class and/or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our loan agreements. This would negatively impact our revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

        A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels and may negatively impact our revenues.

Effect of world events

        Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

        Terrorist attacks, such as the attack on the vessel Limburg in October 2002, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Company Specific Risk Factors

If we cannot complete the purchase of the Identified Vessels, we may use the proceeds of this offering for general corporate purposes with which you may not agree

        If the sellers of some or all of the Identified Vessels that are currently owned by third parties fail to deliver the vessels to us as agreed, or if we cancel a purchase because a seller has not met its obligations, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes that you may not agree with. In particular, certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. During this period, the portion of the proceeds of this offering originally planned for the acquisition of these Identified Vessels will not be invested on a short-term basis and therefore will not yield returns at rates comparable to those these Identified Vessels might have earned.

We will depend entirely on Cardiff to manage and charter our fleet

        We are a newly formed company with only two employees, our Chief Executive Officer and our Chief Financial Officer, and currently have no plans to hire additional employees. As we intend to subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair to Cardiff Marine Inc., an affiliated company with which we are under common control, the loss of Cardiff's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Cardiff if it defaults on its obligations to us, you will have no recourse against Cardiff. Further, we expect that we will need to seek approval from our lenders to change our manager.

Cardiff is a privately held company and there is little or no publicly available information about it

        The ability of Cardiff to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Cardiff's financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Cardiff began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Cardiff, even though these problems could have a material adverse effect on us.

Our Chairman and Chief Executive Officer has affiliations with Cardiff which could create conflicts of interest

        Our majority shareholder is controlled by Mr. George Economou who controls a foundation that owns 70% of us and Cardiff. Mr. Economou is also our Chairman and Chief Executive Officer, and a director of our company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Companies affiliated with Cardiff own and may acquire vessels that compete with our fleet

        McCallister Shipping S.A., Panatrade Shipping and Management S.A., Calypso Marine Corp. and Glorious Marine Co. Ltd. are companies affiliated with Cardiff that each own a Capesize drybulk carrier. The four vessels owned by those companies, or the Bareboat Charter Vessels, are currently employed under bareboat charters that end in 2005 through 2007. Subject to the obligations of Mr. Economou set forth in a letter agreement between him and the Company to use commercially reasonable efforts to cause the sale of the Bareboat Charter Vessels, and to give us a right of first refusal to acquire them, when the Bareboat Charter Vessels are redelivered to the owners, they may be managed by Cardiff in competition with our fleet. In addition, Cardiff affiliates may acquire additional drybulk carriers in the future, subject to a right of first refusal that Mr. Economou has granted to us in this letter agreement. These vessels could be in competition with our fleet and Cardiff and other companies affiliated with Cardiff might be faced with conflicts of interest with respect to their own interests and their obligations to us.

No assurance of dividends

        Our policy is to declare and pay quarterly dividends to shareholders each January, April, July and October, beginning July 2005, in amounts the Board of Directors may from time to time determine are appropriate, commencing with a dividend of $0.20 in July 2005. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also prohibit our declaration and payment of dividends under some circumstances.

        If we are not successful in acquiring the Identified Vessels, any unused net proceeds from this offering may be used for other corporate purposes or held pending investment in other vessels. Identifying and acquiring other vessels may take a significant amount time. The result may be that proceeds of this offering are not invested in new vessels, or are so invested but only after some delay. In either case, we will not be able to earn charterhire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.

        In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

        With the acquisition of the eleven Identified Vessels, we will more than double the size of the fleet. This will impose significant additional responsibilities on our management and staff, and the management and staff of Cardiff, and may necessitate that we, and they, increase the number of personnel. Cardiff may have to increase its customer base to provide continued employment for the Identified Vessels.

        We intend to continue to grow our fleet. Our growth will depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating acquisitions or joint ventures;

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  integrating any acquired business successfully with our existing operations;

  •
  enhancing our customer base;

  •
  managing our expansion; and

  •
  obtaining required financing.

        Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

        If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing credit facilities and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. For instance, if the market value of the vessels financed under our new senior secured credit facility declines below $216.0 million, we will not be in compliance with certain provisions of that facility and we may not be able to refinance our debt or obtain additional financing.

        During 2004 the shipping industry was in a relatively unusual position. That is, each of its major sectors—drybulk carriers, tankers and containerships—had prospered. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas, or LNG, carriers and other specialized ship categories. The significance of this is that the near term availability of newbuilding berths for vessel delivery before the third and fourth quarter of 2007 is scarce. The result of this is that the value of second hand vessels has increased significantly. Below is a table setting forth approximate drybulk carrier prices for the

10 year period from September 1994 through September 2004 with September 1994 being the base year.

Panamax Drybulk Carrier (5 years old)			Capesize Drybulk Carrier (5 years old)
Date	Price ($m)	Price/Sep-94 base	Date	Price ($m)	Price/Sep-94 base
Sep-94	$20.0	100.0%	Sep-94	$31.5	100.0%
Sep-95	22.0	110.0	Sep-95	30.5	96.8
Sep-96	20.0	100.0	Sep-96	26.5	86.9
Sep-97	21.0	105.0	Sep-97	28.0	105.7
Sep-98	17.5	87.5	Sep-98	26.0	92.9
Sep-99	15.0	75.0	Sep-99	26.5	101.9
Sep-00	15.3	76.3	Sep-00	27.0	101.9
Sep-01	15.0	75.0	Sep-01	25.0	92.6
Sep-02	15.3	76.3	Sep-02	25.0	100.0
Sep-03	20.0	100.0	Sep-03	30.0	120.0
Sep-04	29.5	147.5	Sep-04	52.5	175.0

Source: Drewry

Servicing future debt would limit funds available for other purposes such as the payment of dividends

        To finance our future fleet expansion program, we expect to incur secured debt. While we do not intend to use operating cash to pay down principal, we must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of October 31, 2004, we had total debt of $42.8 million, net of amounts attributed to related parties. Following this offering we will need to take on additional debt as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities

        Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  sell capital stock of our subsidiaries;

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  make investments;

  •
  engage in mergers or acquisitions;

  •
  pay dividends;

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  make capital expenditures;

  •
  change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

  •
  sell our vessels.

        Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender's interests may be different from ours, and we cannot guarantee that we will be able to obtain our lender's permission when needed. This may prevent us from taking actions that are in our best interest.

Our loan agreements may prohibit or impose certain conditions on the payment of dividends

        We have agreed to enter into a new senior secured credit facility with an institutional lender to partially finance the acquisition of the Identified Vessels and may refinance all or part of our existing debt, either simultaneously with or after the closing of this offering. The terms of the new credit facility will contain a number of financial covenants and general covenants that will require us to, among other things, maintain vessel market values of at least 135% of the outstanding facility amount ($216.0 million, based on our drawing $160.0 million under the credit facility), a minimum cash balance on deposit of $0.4 million per vessel and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed and protection and indemnity insurance for pollution of $1.0 billion per vessel. We will not be permitted to pay dividends under the new credit facility if we are in default of any of these loan covenants or if we do not meet a specified debt coverage ratio. Furthermore, our current loan agreements that will not be refinanced under our new senior credit facility prohibit the payment of dividends without the consent of the lenders.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments

        We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends under our new credit facility only for so long as: (x) the aggregate amount of the dividend payments made by us or one of our subsidiaries does not exceed 50% of our or its net profit for the related period; (y) if after such payment of dividends our or its total liabilities does not exceed 60% of our or its market value adjusted total assets; and (z) neither we, are nor any of our subsidiaries, is in default of any credit facility covenant.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

As we expand our business, we will need to improve our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected

        Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on Cardiff to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Cardiff will be able to continue to hire suitable employees as we expand our fleet. If Cardiff's unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

        We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations

        Our success depends to a significant extent upon the abilities and efforts of our management team. We will enter into employment contracts with our Chairman and Chief Executive Officer, George Economou and our Chief Financial Officer, Christopher Thomas. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

        The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

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  piracy;

  •
  environmental accidents;

  •
  cargo and property losses or damage; and

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

        Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

        Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

        In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of October 31, 2004, the average age of the vessels in our Initial Fleet was 18 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

We may not have adequate insurance to compensate us if we lose our vessels

        We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

        We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

Existing shareholders, who will hold approximately 51.9% of our common stock after this offering, will control us, which may limit your ability to influence our actions

        Existing shareholders, including members of the Economou family, will own, directly or indirectly, approximately 51.9% of the outstanding shares of our common stock after this offering, assuming the underwriters do not exercise their over-allotment option. The existing shareholders will have the power to exert considerable influence over our actions and will also have enough votes to elect our entire board of directors. Cardiff, with which we are under common control, will control our operations.

We may have to pay tax on United States source income, which would reduce our earnings

        Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August 2003, which Treasury Regulations became effective on January 1, 2005, for calendar year taxpayers such as ourselves and our subsidiaries.

        Both before and after this offering, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. For example, immediately after this offering, 5% shareholders may own 50% or more of our outstanding stock. Therefore, we anticipate that we may not be eligible for this statutory tax exemption unless we can establish that among our 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, 5% shareholders would have to provide us with certain information in order to substantiate their identity as qualified shareholders. The Foundation, which is expected to own approximately 36.3% of our shares following this offering, and George Economou, who controls the Foundation, have each agreed to provide us with such information. Notwithstanding this agreement, we may be unable to establish that sufficient 5% shareholders are qualified shareholders for purposes of Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries after the offering.

        If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income" and cash proceeds from the offering will be treated as an asset which produces passive income. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        Based on our proposed method of operation and the manner in which we expect to use the proceeds of this offering, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If we were unable to purchase assets which produce non-passive income with the proceeds of the offering in a timely fashion, then it is possible that we could be treated as a passive foreign investment company. However, we believe that we will be able to purchase sufficient assets which produce non-passive income with the proceeds of the offering in a fashion that will permit us to avoid being treated as a passive foreign investment company with respect to any taxable year.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. See "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

        We generate all of our revenues in U.S. dollars but in the year ended October 31, 2004, incurred approximately 24% of our expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. For example, in the 12 months ended October 31, 2004, the value of the U.S. dollar declined by 9.95% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

        Our corporate affairs are governed by our Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. For more information with respect to how shareholder rights under Marshall Islands law compares with shareholder rights under Delaware law, we refer you to our discussion under the heading "Marshall Islands Company Considerations" beginning on page 73.

Because most of our employees and Cardiff's employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

        Our vessel owning subsidiaries employ approximately 200 seafarers and Cardiff employs approximately 50 land-based employees in its Athens office. All of the seafarers on the ships in our Initial Fleet and all of Cardiff's land-based employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Offering Specific Risks

There is no guarantee that an active and liquid public market for you to resell shares of our common stock will develop

        The price of our common stock after this offering may be volatile, and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  mergers and strategic alliances in the shipping industry;

  •
  market conditions in the industry;

  •
  changes in government regulation;

  •
  fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

        The international drybulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future

        If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate and substantial dilution of $10.04 per share, representing the difference between the initial public offering price and our pro forma as adjusted net tangible book value per share at October 31, 2004, after giving effect to this offering and assuming that the underwriters exercise their over-allotment option in full. In addition, purchasers of our common stock in this offering will have contributed approximately 93% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 44% of the shares outstanding after this offering. We refer you to the discussion under the heading "Dilution."

Shares eligible for future sale

        Upon consummation of our offering, our existing shareholders will own 15,400,000 shares, or approximately 51.9%, of our outstanding common stock, which shares may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of their status as our "affiliates." Furthermore, shares held by our existing shareholders as well as our officers, directors and certain other shareholders will be subject to the underwriters' 180 day lock-up agreement. We refer you to the discussion under the heading "Shares Eligible for Future Sale" in this prospectus. Sales or the possibility of sales of substantial amounts of shares of our common stock by our existing shareholders in the public markets could adversely affect the market price of our common stock.

FORWARD LOOKING STATEMENTS

        This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

        All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

  •
  future operating or financial results;

  •
  statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

  •
  statements about shipping market trends, including charter rates and factors affecting supply and demand;

  •
  our ability to obtain additional financing;

  •
  expectations regarding the availability of vessel acquisitions; and

  •
  anticipated developments with respect to pending litigation.

        When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" reflect forward-looking statements.

USE OF PROCEEDS

        The net proceeds of this offering are approximately $205.7 million after deducting the underwriting discount and the estimated expenses related to this offering. We intend to use $111.5 million of the net proceeds of this offering, together with indebtedness of approximately $145.0 million, 1,277,778 shares of our common stock and up to an additional $30.0 million under another new credit facility that we may procure, to acquire the Identified Vessels. The balance, in the approximate amount of $94.2 million, will be used for working capital and other corporate purposes, including future vessel acquisitions. We will have $7.0 million in cash immediately prior to the closing of this offering.

        We will pay $322.3 million to acquire the 11 Identified Vessels, which includes the purchase price of the vessels as well as pre-delivery, financing, drydocking and special survey expenses that were incurred by the sellers prior to the vessels' delivery to us and that we will reimburse to the sellers. The $322.3 million consists of a cash payment of $299.3 million to acquire 10 of the 11 Identified Vessels and the cash equivalent of $23.0 million of our common shares (1,277,778 shares of our common stock) for the eleventh Identified Vessel. We will acquire the Capesize drybulk carrier Netadola and five Panamax drybulk carriers Paragon, Samsara, Waikiki, Toro, and Iguana from companies beneficially owned by Mr. Economou's sister for a total purchase price of $197.8 million. The acquisition of the Capesize drybulk carrier Netadola and four Panamax drybulk carriers, Paragon, Samsara, Waikiki and Toro, will be at the same purchase prices as those companies paid when they acquired the vessels from unaffiliated third parties ($164.3 million). We will purchase the Panamax drybulk carrier Iguana at its fair market value ($33.5 million) because of the time that elapsed from the time the seller contracted to purchase the vessel from its previous owner in August 2004, and the date that we agreed to purchase it in October 2004. The deliveries of these six Identified Vessels will occur between the closing of this offering and April 29, 2005. We will acquire the remaining five Identified Vessels directly from unaffiliated third parties at the aggregate purchase price of $119.0 million.

        If we do not purchase the Identified Vessels, we may use the proceeds of this offering to purchase other vessels or for general corporate purposes. In particular, certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We refer you to "Risk Factors" beginning on page 8.

        The net proceeds of this offering together with the borrowings under the new credit facility will be sufficient to allow us to acquire the 11 Identified Vessels. The above should be read in conjunction with "Other Expenses of Issuance and Distribution" beginning on page 84, "Commissions and Expenses" beginning on page 85 "Subsequent Events" beginning on page 38, and "Principal Shareholders" beginning on page 68.

DIVIDEND POLICY

        Our policy is to declare and pay quarterly dividends from our net profits to shareholders each January, April, July and October, beginning July 2005, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare and pay a dividend per share of $0.20 in July 2005. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income as the Board of Directors deems appropriate.

        Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at October 31, 2004, on a historical basis and as adjusted to give effect to certain subsequent events, and to the effectuation of this offering, the incurrence of debt under our new senior secured credit facility and the acquisition of the Identified Vessels. There have been no significant adjustments to our capitalization since October 31, 2004, as so adjusted.

        As at October 31, 2004, the subsequent events that we have made adjustments for include:

  (a)
  The restructuring of existing loans for which we act as co-borrowers with certain of our affiliates, so that our subsidiaries will only remain liable for amounts borrowed to finance the acquisition of the vessels in our Initial Fleet. If these loans had been restructured on October 31, 2004, our total long-term debt would have decreased by approximately $72.5 million ($13.6 million and $58.9 million of current and non-current portion, respectively) with an equal decrease of the amounts due from related parties as of that date ($13.6 million and $58.9 million included in current and non-current assets, respectively). For more information we refer you to Note 8 to our audited financial statements for the year ended October 31, 2004 appearing later on page F-16; and

        Immediately prior to this offering, the adjustments that we have made for this offering include:

  (b)
  Our incurrence of $145.0 million of new debt under our new senior secured credit facility;

  (c)
  The issuance of shares of our common stock in this offering at an offering price of $18.00 per share, assuming that the underwriters have not exercised their over-allotment option; and

  (d)
  The issuance of 1,277,778 shares of our common stock that the Company expects to issue to the seller of an Identified Vessel, to pay the $23.0 million purchase price for that Identified Vessel.

	At October 31, 2004
	Actual	As Adjusted for Subsequent Events		As Adjusted for this Offering
	(in thousands of U.S. dollars)
Debt:
Current portion of long term debt	$25,453	$11,895	(a)	$16,051
Total long term debt, net of current portion	89,749	30,855	(a)	171,448	(b)

Total debt	$115,202	$42,750		$187,499

Shareholders' equity:
Common stock, $.01 par value; 75,000,000 shares authorized; 15,400,000 shares issued and outstanding, actual; 29,677,778 issued and outstanding, as adjusted	154	154		297	(c)(d)
Additional paid-in capital	13,465	13,465		254,282	(c)(d)
Retained earnings (deficit)	(17,993)	(17,993)		(17,993)

Total shareholders' equity (deficit)	(4,374)	(4,374)		236,586

Total capitalization	$110,828	$38,376		$424,085

DILUTION

        At October 31, 2004, as adjusted for subsequent events, we had negative net tangible book value of $(4.7) million, or $(0.31) per share. After giving effect to the sale of 14,277,778 shares of common stock at the price of $18.00 per share, and assuming that the underwriters' over-allotment option is not exercised, the pro forma net tangible book value at October 31, 2004, would have been $236.3 million or $7.96 per share. This represents an immediate appreciation in net tangible book value of $8.27 per share to existing shareholders and an immediate dilution of net tangible book value of $10.04 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at October 31, 2004:

Initial public offering price per share	$18.00

Net tangible book value per share as of October 31, 2004	(0.31)

Increase in net tangible book value attributable to new investors in this offering	8.27

Pro forma net tangible book value per share after giving effect to this offering	7.96

Dilution per share to new investors	$10.04

        Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $9.49 if the underwriters exercise in full their over-allotment option.

        The following table summarizes, on a pro forma basis as at October 31, 2004, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon the initial public offering price of $18.00 per share.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	15,400,000	51.9%	$(4,374,000)	(1.7)%	$(0.28)

Vessel seller	1,277,778	4.3%	$23,000,004	9.1%	$18.00

New investors	13,000,000	43.8%	$234,000,000	92.6%	$18.00

Total	29,677,778	100.0%	$252,626,004	100.0%	$8.51

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth selected consolidated financial data and other operating data of DryShips Inc. The selected financial data in the table for the four years ended October 31, 2004, are derived from the audited consolidated financial statements of DryShips Inc. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis upon which our consolidated financial statements are presented. We have not included financial information for the year ended October 31, 2000 due to the undue burden and financial hardship of preparing such information. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, and related notes thereto.

	Year Ended October 31,
	2001	2002	2003	2004
(Dollars in thousands, except per share data and Average Daily Results)
INCOME STATEMENT DATA
Voyage revenues	$24,433	$16,233	$25,060	$63,458
Voyage expenses	4,171	3,628	3,626	5,481
Vessel operating expenses	6,382	6,144	6,739	9,769
Depreciation and amortization	4,877	4,853	5,244	6,451
General and administrative expenses(1)	1,102	1,204	1,251	1,459

Operating Income	7,901	404	8,200	40,298
Interest and finance costs, net	(2,043)	(983)	(1,115)	(1,503)
Other income (expense), net	10	3	194	341
Foreign currency gains losses	(33)	(35)	(90)	(23)

Net Income (loss)	$5,835	$(611)	$7,189	$39,113

Basic and fully diluted earnings (losses) per share	$0.38	$(0.04)	$0.47	$2.54
Weighted average basic and diluted shares outstanding(2)	15,400,000	15,400,000	15,400,000	15,400,000
BALANCE SHEET DATA (at period end)
Cash	$28	$2,291	$2,996	$6,171
Current assets, including cash	9,809	10,392	17,943	69,344
Total assets	86,214	67,937	73,902	183,553
Current liabilities, including current portion of long-term debt	10,331	11,703	11,889	98,178
Current portion of long-term debt	8,687	9,436	9,979	25,453
Total long-term debt, including current portion	65,583	47,294	46,479	115,202
Stockholders' equity (deficit)	18,987	18,376	25,513	(4,374)
OTHER FINANCIAL DATA
Net cash provided by (used in) operating activities	$4,094	$5,346	$2,489	$7,309
Net cash provided by (used in) investing activities	(250)	0	(2,200)	(20,119)
Net cash provided by (used in) financing activities	(3,912)	(3,083)	416	15,985
Capital expenditures:
Vessel acquisitions and improvements costs	(250)	0	(2,200)	(20,119)
Drydocking cost	(2,052)	(1,898)	(1,322)	(3,277)
EBITDA(3)	12,755	5,225	13,548	47,067
FLEET DATA
Average number of vessels(4)	5.0	5.0	5.0	5.9
Total voyage days for fleet(5)	1,744	1,770	1,780	2,066
Total calendar days for fleet(6)	1,825	1,825	1,825	2,166
Fleet utilization(7)	95.6%	97.0%	97.5%	95.4%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$11,619	$7,121	$12,042	$28,062
Vessel operating expenses(9)	3,497	3,367	3,693	4,510
Management fees	593	599	603	582
General and administrative expenses(10)	11	60	82	91
Total vessel operating expenses(11)	4,101	4,026	4,378	5,183

(1)
We did not pay any compensation to members of our senior management or our directors in the years ended October 31, 2001, 2002, 2003 and 2004.

(2)
After giving effect to a stock dividend effected in October 2004, the selected financial data reflects an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend.

(3)
EBITDA represents net income plus net interest, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

  The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Year Ended October 31,
	2001	2002	2003	2004
Net Cash from Operating Activities	$4,094	$5,346	$2,489	$7,309
Net increase (decrease) in currents assets	1,793	(2,341)	8,403	36,925
Net (increase) decrease in current liabilities, excluding current portion of long-term debt	2,807	(623)	357	(1,815)
Payments for dry-docking costs	2,052	1,898	1,322	3,277
Net interest expense	2,043	983	1,115	1,503
Amortization and write-off of deferred financing costs included in net interest expense	(34)	(38)	(138)	(132)

EBITDA	$12,755	$5,225	$13,548	$47,067

(4)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(6)
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion of our financial condition and results of operations for the years ended October 31, 2004 and 2003 and the years ended October 31, 2003 and 2002. You should read this together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

General

        We are a provider of international seaborne transportation services, carrying various drybulk cargoes including among others, iron ore, coal, grain, bauxite, phosphate and fertilizers. As of October 31, 2004, our fleet consisted of six drybulk carriers, comprised of one Capesize drybulk carrier, five Panamax drybulk carriers including one Panamax combination carrier, with a total cargo carrying capacity of 514,890 deadweight tons, or dwt. In December 2003, we acquired the Panamax drybulk carrier Panormos, with a total cargo carrying capacity of 71,747 deadweight tons, while the remaining five vessels were purchased during the period from December 1997 to October 2000.

        We intend to acquire eleven additional drybulk carriers for a total cash payment of $299.3 million plus 1,277,778 shares of our common stock. We refer to these 11 drybulk carriers as our Identified Vessels. The Identified Vessels consist of one Capesize drybulk carrier, eight Panamax drybulk carriers and two Handymax drybulk carriers. Unless indicated otherwise, references to our combined fleet are to our fleet of drybulk carriers after giving effect to the purchase of the Identified Vessels. Our acquisition of the Identified Vessels will increase the size of our combined fleet to 17 drybulk carriers representing approximately 1.3 million dwt. The average age of our combined fleet will be 13 years.

        We, through Cardiff, actively manage the employment of our fleet between the spot charter market (through voyage charters and trip time charters), which generally last from 10 days to four months and period time charters, which can last up to several years, and pools. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Pools have the size and scope to combine spot market voyages, trip time charters, period time charters and contracts of affreightment with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in the results of our operations consist of the following:

  •
  Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

  •
  Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

  •
  Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

  •
  Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Voyage Revenues

        Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier transportation market and other factors affecting spot market charter rates for drybulk carriers.

        Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk rates although we are exposed to the risk of declining drybulk rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers employed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

        A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers.

  •
  The average daily TCE rate increased 133.0% to $28,062 for 2004, compared to $12,042 for 2003. This was a direct result of an increase in voyage revenues to $63.4 million in 2004 from $25.0 million in 2003, an increase of $38.4 million. This increase was a direct result of the growth in international seaborne transportation for drybulk cargoes primarily from China and Asia. We refer to "The International Drybulk Shipping Industry" beginning on page 40.

  •
  The average daily TCE rate increased 69.1%, to $12,042 for 2003 compared to $7,121 for 2002. This was a direct result of an increase in voyage revenues to $25.0 million in 2003 from $16.2 million in 2002, an increase of $11.2 million. This increase was a direct result of the growth in international seaborne transportation for drybulk cargoes primarily from China and Asia. We refer to "The International Drybulk Shipping Industry" beginning on page 40.

  •
  The average daily TCE rate decreased 38.7% to $7,121 for 2002 compared to $11,619 for 2001. This was a direct result of the decrease in the growth of international seaborne transportation for drybulk cargoes on a worldwide basis. We refer to "The International Drybulk Shipping Industry" beginning on page 40.

Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further during 2005 following our acquisition of the 11 Identified Vessels. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

        We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Year ended October 31, 2004 compared to the year ended October 31, 2003

        VOYAGE REVENUES—Voyage revenues increased by $38.4 million, or 153.0% to $63.5 million for 2004, compared to $25.1 million for 2003. This increase is due to the delivery of Panormos on December 1, 2003, which contributed $11.9 million in voyage revenues and an overall increase in drybulk rates which increased the revenues generated by the other five vessels in our Initial Fleet to $51.6 million in 2004 from $25.1 in 2003.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $1.9 million, or 52.8%, to $5.5 million for 2004, compared to $3.6 million for 2003. This increase is primarily due to the increase in the amount of commissions paid, which increased $2.0 million or 153.8% to $3.3 million for 2004, from $1.3 million for 2003. Commissions are calculated as a percentage of voyage revenues. This increase in commissions paid was partially offset by lower voyage expenses, excluding commissions, which decreased by $0.1 million to $2.2 million for 2004, from $2.3 million for 2003, due to the higher number of time charters performed by our vessels during 2004, compared to 2003.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.1 million, or 46.3%, to $9.8 million for 2004 compared to $6.7 million for 2003. Daily vessel operating expenses per vessel increased by $817, or 22.1%, to $4,510 for 2004 compared to $3,693 for 2003. This increase is primarily due to (i) an increase in the cost of repairs and deck and engine stores purchased from suppliers in more expensive geographical locations due to some vessels' trading patterns, incurred during but not relating to the drydockings on our vessels Shibumi, Striggla and Lacerta, (ii) an increase in the cost of insurance on our vessels due to an increase in rates charged by insurance companies throughout the shipping sector and (iii) an increase in crew costs due to the appreciation of the Euro against the U.S. Dollar.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses, which are primarily the fees that Cardiff Marine Inc. charges to manage our vessels, increased by $0.2 million, or 15.4%, to $1.5 million for 2004 compared to $1.3 million for 2003. This increase is due to the delivery of Panormos in December 2003. Cardiff Marine Inc. charges a daily fee of $650 for each vessel. In addition, any visit to a vessel by a superintendent engineer of Cardiff Marine Inc. to evaluate or supervise any repairs, drydockings or other activities has entitled and will continue to entitle Cardiff Marine Inc. to expenses incurred and, for visits in excess of five days per annum per vessel, $550 for each additional day.

        DEPRECIATION AND AMORTIZATION—

	Year ended October 31,
	2003	2004
Vessels depreciation expense	$3,580	$4,735
Amortization of dry-dockings	1,664	1,716

	$5,244	$6,451

        Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydockings, increased by $1.3 million, or 25.0% to $6.5 million for 2004 compared to $5.2 million for 2003. This increase is primarily due to the delivery of Panormos in December 2003 plus an increase in amortization of drydocking expenses due to the drydocking of Striggla, Shibumi and Lacerta during 2004.

        INTEREST AND FINANCE COSTS, NET—Net interest expense increased by $0.4 million, or 36.4%, to $1.5 million for 2004 compared to $1.1 million for 2003. This increase is primarily the result of the $20.0 million debt we incurred in December 2003 to partially finance the acquisition cost of the vessel Panormos.

        We anticipate that all of the foregoing expenses will increase in 2005 primarily as a result of the acquisition of the Identified Vessels and as a result of becoming a public company.

        FOREIGN CURRENCY LOSSES—We incurred a $23,000 foreign currency loss for 2004 compared to a loss of $90,000 for 2003.

        OTHER NET—We recognized a gain of $0.3 million during 2004 compared to a gain of $0.2 million during 2003. These gains relate to the excess amount we received in connection with claims for damages to our vessels compared to the actual costs associated with the repairs.

        NET INCOME—Net income was $39.1 million for 2004 compared to net income of $7.2 million for 2003.

Year ended October 31, 2003 compared to the year ended October 31, 2002

        VOYAGE REVENUES—Voyage revenues increased by $8.9 million, or 54.9%, to $25.1 million for 2003 compared to $16.2 million for 2002. This increase is due to the overall stronger time charter and spot markets during 2003 compared to 2002.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions remained the same at $3.6 million compared to the previous year. Voyage expenses, excluding commissions, decreased by $0.5 million or 17.9% to $2.3 million in 2003 compared to $2.8 million in 2002, due to the higher number of time charters performed by our drybulk carriers in 2003 compared to 2002. The decrease in voyage expenses, excluding commissions, was off-set by commissions paid which increased by $0.5 million or 62.5% to $1.3 million in 2003 compared to $0.8 million in 2002, as a direct result of higher voyage revenues.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $0.6 million, or 9.8%, to $6.7 million for 2003 compared to $6.1 million for 2002. The average daily vessel operating expenses per vessel increased by $326, or 9.7%, to $3,693 for 2003 compared to $3,367 for 2002. This increase is primarily due to higher crew costs, due to the appreciation of the Euro against the U.S. Dollar, insurance costs due to an increase in rates charged by insurance companies throughout the shipping sector and deck and engine stores purchased from suppliers in more expensive geographical locations due to some vessels trading areas.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses, which are primarily the fees that Cardiff Marine Inc. charges to manage our vessels, remained unchanged at $1.2 million.

        DEPRECIATION AND AMORTIZATION—

	2002	2003
Vessels depreciation expense	$3,580	$3,580
Amortization of drydockings	1,273	1,664

	$4,853	$5,244

        Depreciation and amortization, which include depreciation of the vessels as well as amortization of drydockings, increased by $0.3 million or 6.1% to $5.2 million in 2003 from $4.9 million in 2002 due to the scheduled drydockings of the vessels Mostoles and Flecha during 2003.

        INTEREST AND FINANCE COSTS, NET—Interest and finance costs, net increased by $0.1 million or 10.0% to $1.1 million for 2003 compared to $1.0 million for 2002. The increase is mainly attributable to a decrease in interest expense of $0.2 million, or 22.2%, to $0.7 million for 2003 compared to $0.9 million for 2002. The decrease was offset by increased amortization of deferred financing fees of approximately $0.1 million due to repayment of loans and to the payment of commitment fees of approximately $0.2 million for undrawn loans.

        FOREIGN CURRENCY LOSSES—We incurred a $90,000 foreign currency loss for 2003 compared to a loss of $35,000 for 2002.

        OTHER NET—We recognized a gain of $0.2 million during 2003. These gains relate to the excess amount we received in connection with a claim for damages to our vessels compared to the actual costs associated with the repairs.

        NET INCOME—Net income was $7.2 million for 2003 compared to net loss of $0.6 million for 2002.

Liquidity and capital resources

        Historically our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, the proceeds of this offering, as well as future equity financings to implement our growth plan. If we do not acquire any additional vessel beyond the Identified Vessels, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next two to three years assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on new debt, proceeds from this or future offerings and revenues from operation to meet our liquidity needs going forward.

        Our practice has been to acquire drybulk vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Cash Flows

        Cash increased to $6.2 million as of October 31, 2004, compared to $3.0 million as of October 31, 2003. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $28.8 million as of October 31, 2004 due to the declaration of dividends to our existing shareholders, which was given retroactive effect in our financial statements for the year ended October 31, 2004, and prior to our initial public offering, compared to a working capital surplus of $6.0 million as of October 31, 2003. The current portion of long-term debt included in our current liabilities was $25.5 million as of October 31, 2004, compared to $10.0 million as of October 31, 2003.

        NET CASH FROM OPERATING ACTIVITIES—increased by $4.8 million to $7.3 million during 2004, compared to net cash from operating activities of $2.5 million during 2003. This increase is primarily attributable to net income of $39.1 million as a result of improved trading conditions in combination with the increase in voyage days following our acquisition of the drybulk vessel Panormos, mitigated by the increase in our intercompany balances due from Cardiff Marine Inc., which maintains and handles the majority of the cash generated from vessels operations, of $35.3 million. Furthermore payments for drydockings in 2004, were $3.3 million compared to $1.3 million in 2003 as vessels Striggla, Shibumi and Lacerta underwent their scheduled drydockings in 2004.

        NET CASH USED IN INVESTING ACTIVITIES—was $20.1 million during 2004, which reflects the acquisition costs for the vessel Panormos, following the advance payment of $2.2 million we made in October 2003.

        NET CASH FROM FINANCING ACTIVITIES—was $16.0 million during 2004, compared to net cash from financing activities of $0.4 million during 2003. The change in cash provided by financing activities relates to the following:

  •
  Net proceeds from borrowing under long-term debt were $26.0 million in connection with the refinancing of certain of our loans and the acquisition of the vessel Panormos during 2004, compared to $3.4 million during 2003.

  •
  Principal repayments of long-term debt of $8.2 million during 2004, compared to $2.8 million during 2003.

  •
  Dividends of $0.0 million in 2004 compared to $2.3 million in 2003.

        NET CASH FROM OPERATING ACTIVITIES—decreased by $2.8 million or 52.8% to $2.5 million during 2003, compared to $5.3 million during 2002. This is primarily attributable to net income of $7.2 million as a result of improved trading conditions, decrease in the balances due from our charterers of $0.9 million due to higher collections close to year end as four of our vessels were operating under time charters as at October 31, 2003, mitigated by the increase in our intercompany balances due from Cardiff Marine Inc., which maintains and handles the majority of the cash generated from vessels' operations of $9.3 million.

        NET CASH USED IN INVESTING ACTIVITIES—was $2.2 million during 2003 compared to net cash used in investing activities of $0.0 million during 2002. During 2003, we expended $2.2 million for an advance for the acquisition of the vessel Panormos.

        NET CASH FROM FINANCING ACTIVITIES—was $0.4 million during 2003 compared to net cash used in financing activities of $3.1 million during 2002. The change in cash from financing activities relates to the following:

  •
  Net proceeds from borrowing under long-term debt were $3.4 million in connection with the refinancing of certain of our loans during 2003 compared to $0.9 million in 2002.

  •
  Principal repayments of long-term debt of $2.8 million in 2003 compared to $3.9 million in 2002.

  •
  Contributions to additional paid-in capital of $2.2 million.

        EBITDA, as defined in Footnote 3 to the "Selected consolidated financial and other data" table above, increased by $33.6 million, or 248.9%, to $47.1 million for 2004, compared to $13.5 million for 2003. This increase is primarily due to the increase of net voyage revenue generated by our fleet as a result of the overall stronger drybulk market during 2004 compared to 2003. The increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2004 compared to 2003.

        EBITDA increased by $8.3 million, or 159.6%, to $13.5 million for 2003, compared to $5.2 million for 2002. This increase is primarily due to the increase of net voyage revenue generated by our fleet as a result of the overall stronger drybulk market during 2003 compared to the prior year. The increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2003 compared to 2002.

        As of October 31, 2004, we had four outstanding loans with a combined outstanding balance of $115.2 million. These loans have maturity dates between 2006 and 2011. (See tables below)

        The scheduled annual principal payments for our outstanding loans are as follow:

	LOANS
Year ended October 31,	A	B	C	D	Related Parties	TOTAL
2005	$1,960	$4,384	$2,200	$3,351	$13,558	$25,453
2006	5,340	3,634	1,600	—	9,209	19,783
2007	—	3,234	800	—	9,059	13,093
2008	—	3,234	—	—	9,179	12,413
2009	—	3,234	—	—	5,300	8,534
Thereafter	—	9,779	—	—	26,147	35,926

TOTAL	$7,300	$27,499	$4,600	$3,351	$72,452	$115,202

        The scheduled quarterly principal payments during 2005 for our outstanding loans are as follows:

	LOANS
2005
	A	B	C	D	TOTAL
Q1	$490	$1,750	$700	$325	$3,265
Q2	490	617	700	325	2,132
Q3	490	1,400	400	325	2,615
Q4	490	617	400	2,376	3,883

TOTAL	$1,960	$4,384	$2,200	$3,351	$11,895

Restructuring of Existing Loans

        We have agreed to restructure our existing loans, A, C and D in the tables above for which we act as co-borrowers with certain related parties so that our subsidiaries will remain liable for only amounts borrowed to finance the acquisition of our initial fleet. Such restructuring will not have any impact on our liquidity as under the above restructuring we will not be required to pay or receive any amounts.

New Credit Facility

        In connection with this initial public offering we have accepted an offer letter from Commerzbank AG and HSH Nordbank AG in which they have agreed, subject to certain preconditions, to provide us with a new senior secured credit facility to partially finance the acquisition of nine of the Identified Vessels and to refinance our existing senior secured indebtedness, other than the indebtedness in respect of our vessels, Panormos and Lacerta. See an expanded discussion on the new credit facility under the section—"Business."

        The scheduled annual principal repayments through 2014 for our outstanding loans after the restructuring as discussed above and the full drawdown of the new credit facility of $185.0 million will be as follows:

	LOANS
Year ended October 31,
	A	B	C	D	New	TOTAL
2005	—	$4,384	—	—	$21,667	$26,051
2006	—	3,634	—	—	38,333	41,967
2007	—	3,234	—	—	18,000	21,234
2008	—	3,234	—	—	15,000	18,234
2009	—	3,234	—	—	12,000	15,234
2010 – 2014	—	9,779	—	—	80,000	89,779

TOTAL	—	$27,499	—	—	$185,000	$212,499

        Other than the above loans, there is an obligation under the management agreement to pay Cardiff a management fee of $650 per vessel based on a Euro/Dollar exchange rate of 1.30:1.00. The management fee will be adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. In October 2004, the management agreements were further amended to extend the terms thereof to five years. Management does not believe that these amendments will impact our future results of operations in any material respect. We will lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO. The initial term of our lease will be five years. We believe that the rate of our lease (14,160 Euros per year, adjusted yearly at the rate of inflation published by the Greek Government) is no greater than would be incurred with a third party on an arm's length basis.

        We may also incur approximately an additional $30.0 million in debt relating to the Netadola which is not reflected in the table above. Since the Netadola is not scheduled to be delivered until the second quarter of 2005, we have not yet begun discussions with respect to this new proposed $30.0 million facility.

Quantitative and Qualitative Disclosure of Market Risk

        Interest Rate Fluctuation. The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

        Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $338,650 based upon our debt level at October 31, 2004.

        The following table sets forth the sensitivity of loans A through D in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

YEAR	AMOUNT
2005	368,020
2006	255,680
2007	182,640
2008	146,300
2009	113,960

        The following table sets forth the sensitivity of loan B together with the new senior credit facility in U.S. dollars to a 100 basis point increase in LIBOR during the next five years on the same basis.

YEAR	AMOUNT
2005	1,994,740
2006	1,654,650
2007	1,338,640
2008	1,141,300
2009	973,960

Foreign Exchange Rate Risk

        We generate all of our revenues in U.S. dollars, but incur approximately 24% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At October 31, 2004, approximately 31% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in Euro).

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

        Impairment of long-lived assets.    We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

        Depreciation.    We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

        Deferred drydock costs.    Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard, cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock, cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflect the economics and market values of the vessels.

        Allowance for doubtful accounts.    Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Subsequent Events

        Restructuring of Existing Senior Secured Loans.    Our subsidiaries are currently co-borrowers and are jointly and severally liable, with other companies that are our and Cardiff's affiliates, for all obligations to the lenders under loans incurred to finance the purchase of vessels owned by our subsidiaries and other vessels owned by those affiliated companies. We are currently in discussions with our existing lenders to restructure these loans so that our subsidiaries will only remain liable for amounts borrowed to finance the acquisition of the vessels in our Initial Fleet. If these loans had been restructured on October 31, 2004, our total long-term debt would have decreased by approximately $72.5 million ($13.6 million and $58.9 million of current and non-current portion, respectively) with an equal decrease of the amounts due from related parties as of that date ($13.6 million and $58.9 million included in current and non-current assets, respectively).

        Expected acquisition of 11 drybulk vessels.    We have entered into contracts to acquire 11 additional drybulk vessels, which are our Identified Vessels, for which we will pay $299.3 million plus 1,277,778 shares of our common stock. We intend to purchase six of the Identified Vessels from companies that are beneficially owned by Mr. Economou's sister. These companies contracted to acquire one vessel in August 2004, which we will acquire at its fair market value as of October 2004, due to time elapsed since they acquired the vessel in August 2004, and five vessels in October 2004, which we will acquire for the same price that those companies paid. We will pay the purchase price for nine of the Identified Vessels and the down payment for the two remaining Identified Vessels with $111.5 million of the net proceeds of this offering, together with indebtedness of approximately $130.0 million that we will borrow under a new senior secured credit facility, and 1,277,778 shares of our common stock to acquire nine of the Identified Vessels and to make the down payments on the two remaining Identified Vessels. In order to finance the balance of the acquisition of the two remaining Identified Vessels, we intend to borrow approximately an additional $15.0 million under the same senior secured credit facility and up to an additional $30.0 million under another new credit facility that we may procure, together with cash on hand.

        New Senior Secured Credit Facility.    We have negotiated the terms of a new senior secured credit facility under which we expect to borrow up to approximately $160.0 million, of which $130.0 million will be used to pay a portion of the purchase price of nine of the 11 the Identified Vessels, $15.0 million will be used to refinance some of our existing indebtedness, while the remaining $15.0 million will be used to acquire the Waikiki to be delivered on or prior to March 31, 2005. We may negotiate an additional credit facility in an amount up to $30.0 million to finance the purchase price of the Capesize drybulk carrier Netadola to be delivered on or prior to April 29, 2005.

        Expected Settlement of Intercompany Balances and Payment of Dividend.    Immediately prior to the closing of this offering we, expect to settle all intercompany balances between us and Cardiff to an amount that will be less than $0.5 million, and declare a dividend to existing shareholders of $69.0 million, consisting of $51.0 million of retained earnings as of October 31, 2004, and $18.0 million of earnings of our Initial Fleet for the period between November 1, 2004, and the date of this prospectus. The $69.0 million dividend has been accrued and reflected as a payable in the October 31, 2004 financial statements. See note 19(e) to the audited financial statements. Of the total amount of dividends ($69.0 million), $61.75 million will be paid to the existing shareholders prior to the closing of this offering, by utilizing amounts due from Cardiff and also from cash on hand, so that we will have at least $7.0 million cash immediately prior to the closing of this offering. The remaining amount of the dividend ($7.25 million) will be paid to the shareholders existing prior to the closing of this offering not earlier than three months after the date of this prospectus.

        Leasing of Office Space.    We will lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO. The initial term of our lease will be five years. We believe that the rate of our lease (14,160 Euros per year, adjusted yearly at the rate of inflation published by the Greek Government) is no greater than would be incurred with a third party on an arm's length basis.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY

        The information and data contained in this section have been provided by Drewry Shipping Consultants and is taken from Drewry databases and other sources available in the public domain. Drewry advises that some information in their database may be based on or include subjective judgements or estimates. Equally, no independent verification has been carried out of data drawn from other sources.

  Industry Overview

        The marine industry provides a vital link in international trade. Ships represent the only way to transport large volumes of basic commodities and finished products. In volume terms almost two-thirds of international trade is moved by sea, in a variety of different ship types. Total seaborne trade in 2003 is estimated at 6.0 billion tons, of which drybulk cargoes account for 2.3 billion tons. The breakdown of seaborne trade by main commodity type is shown below.

World Seaborne Trade in 2003

	Tons (Million)	% Total
All Cargo
Drybulk	2,302	38.8%
Liquid (Oils/Gases/Chemicals	2,400	40.0%
Containers	815	13.6%
Non-Container General Cargo	480	8.0%

Total	5,997	100.0%
Trade in Drybulk Commodities Only
Coal	597	25.9%
Iron Ore	573	24.9%
Grain	215	9.3%
Minor Bulks	917	39.8%

Total	2,302	100.0%

Source: Drewry

        The drybulk sector comprises a number of different cargoes, with a common definition being drawn between major and minor bulks. In terms of seaborne trade volumes (and the shipping ton-miles generated), the dominant influence is that of the major bulk trades, which today comprises coal, iron ore, and grains. During 2003 seaborne trade in major bulks was 1.39 billion tons, representing 60% of total seaborne drybulk trade.

Drybulk Seaborne Trade—2003

Source: Drewry

  Coal

        Coal is an abundant commodity with current coal reserves to production ratios of more than 200 years of supply compared with 41 years for oil and 67 years for gas. In addition coal is mined in more than 50 countries with no world dependence in any one region, compared with oil where the Middle East accounts for a large proportion of all proven oil reserves. Coal is also a cost efficient fuel and with current available technologies, it can be burned cleaner, with emissions being reduced by using post-combustion, electrostatic precipitators and/or fabric filters. Steam coal is used mainly for power generation. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel.

        In terms of imports, Japan ranks first in 2003 with 82.0 million tons of imports and the EU second with 76.0 million tons.

        Coal produced in Australia accounted for 25% of world exports in 2003 with 105.0 million tons. Indonesia ranks second with 85.0 million tons, while China is the third largest exporter with 73.0 million tons in 2003.

  Iron Ore

        Iron ore is used as a raw material for the production of steel along with limestone and coke. Steel is the most important construction and engineering material in the world. In 2003, more than 572.0 million tons of iron ore was exported worldwide, with the main importers being China, the EU, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

        As the figures below indicate, Chinese imports of iron ore have grown strongly in the last few years and have been major driving force in the drybulk sector.

Chinese Iron Ore Imports

Year	Volume (Million Tons)
1999	111.3
2000	55.3
2001	70.0
2002	92.5
2003	148.2

Source: Drewry

  Grain

        Grains include wheat, coarse grains (corn (maize), barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans, cottonseeds and others. In general wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds have a mixed use as vegetable oil for human consumption or for industrial use while their protein rich residue is used as a raw material for cereal supply in animal feed.

        Total grain (wheat, coarse grains and oilseeds) production is dominated by the United States. Argentina is the second largest producer and is followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

  Minor Bulks

        The balance of drybulk trade—minor bulks—subdivides into secondary bulks (free-flowing cargo) and neo-bulks (non free-flowing or part manufactured). The latter are mainly transported in small vessels below 40,000 deadweight tons. Minor bulk cargoes include bauxite/alumina, phosphate rock and other fertilizer raw materials (plus finished fertilizers), other agricultural and mineral cargoes, cement, forest products and steel products (including scrap). In 2003, total trade in minor bulks amounted to 917.0 million tons.

  Drybulk Demand

        Over the past two decades the average annualized growth of the seaborne drybulk trade has been close to 2%, which reflects a mature industry with slow growth. This changed entering the new millennium, when Chinese demand for raw materials doubled the growth rate in the drybulk trade. Over the period from 1999 to 2003, total seaborne trade in all drybulk commodities increased from 1.97 billion tons to 2.30 billion tons, an increase of 17%.

Seaborne Drybulk Trade (Million Tons)

Year	Iron Ore	Steam Coal	Coking Coal	Grains	Major Bulks	Minor Bulks	Total	% Change
1999	431	309	173	220	1,133	835	1,968	1.1
2000	484	344	179	230	1,237	863	2,100	6.8
2001	477	383	181	235	1,276	862	2,138	1.7
2002	514	387	181	220	1,302	885	2,187	2.3
2003	573	414	183	215	1,385	917	2,302	5.3

Source: Drewry

        Drybulk trade is influenced by the underlying demand for these commodities, which in turn is influenced by the level of economic activity. Generally, growth in GDP and Industrial production correlate with peaks in demand for seaborne transportation. Certain economies will act from time to time as the "locomotive" of the drybulk carrier market. In the 1990s Japan acted as the locomotive with demand for seaborne trade correlating with Japanese industrial production. At the present time, China is the main driving force behind the increase in seaborne drybulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for drybulk carriers.

Major Drybulk Seaborne Trades

        The extent to which increases in drybulk trade have affected demand for drybulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

        Between 1999 and 2003 ton-mile demand in the drybulk sector increased by 17% to 10.8 billion ton-miles.

Ton- Mile Demand

Year	Billion Ton Miles	% Change
1995	8.546	N/A
1996	8.611	0.8
1997	9.144	6.2
1998	9.127	0.2
1999	9.204	0.8
2000	9.824	6.7
2001	9.958	1.4
2002	10.226	2.7
2003	10.804	5.7

Source: Drewry

  Seasonality

        The three largest commodity drivers of the bulk industry, namely iron ore, steam coal and grains are all more or less seasonal. Iron ore as a feed for the steel industry tends to decline during the summer months when many of the major steel users such as automotive manufacturers reduce their production lines significantly during summer holidays. Steam coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period, as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grains are completely seasonal and driven by the harvest within a climate zone of the producing country. However, with five nations representing the largest grain producers, the U.S., Canada and the E.U. are located in the northern hemisphere and Argentina and Australia are both located in the southern hemisphere, harvests and crops reach seaborne markets throughout the year.

  Supply

        The drybulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.

  Capesize—vessels over 100,000 deadweight tons. The Capesize sector is focused on long haul iron ore and coal trade routes. Due to the size of the vessels there are only a comparatively small number of ports around the world with the infrastructure to accommodate them.

  Panamax—vessels between 55,000 and 80,000 deadweight tons. The Panamax sector is now regarded as "workhorse" of the drybulk carrier industry. Panamax vessels defined as those with the maximum beam (width) of 32.2 meters permitted to transit the Panama Canal carry mainly coal, grains and to a lesser extent minor bulks.

  Handymax—vessels between 30,000 to 55,000 deadweight tons. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grains and minor bulks including steel products, forest products, and fertilizers. Vessels below 55,000 deadweight tons are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

  Handysize—vessels up to 30,000 deadweight tons, which carry exclusively minor bulk cargoes. Historically, the Handysize drybulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading, niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.

  The following table illustrates the size and composition of the world drybulk carrier fleet as of September 30, 2004.

The Bulk Carrier Fleet—September 30, 2004

	Fleet Profile			Ships Older Than 20 Years of Age			Orderbook
	No. of Ships	Dwt Million	% of Fleet	No. of Ships	% of Class	Scrap Age(1)	No. of Ships	% of Class
Capesize	703	104.3	33.4	89	12.7	27	184	26.2
Panamax	1,150	80.9	25.8	305	26.5	24	262	22.8
Handymax	2,051	86.2	27.6	221	10.8	26	267	14.0
Handysize	1,885	41.2	13.1	1,535	84.1	27	52	2.8
Total	5,789	312.6	100.0	2,150	37.1	26	785	13.6

(1)
Average vessel age at scrapping 1999-2003

Source: Drewry

        Future supply in the drybulk sector is dependent on delivery of new vessels from the orderbook and deletions of vessels from the existing fleet, either through scrapping or loss. The size of the drybulk carrier orderbook fluctuates over time and in September 2004 amounted to 58.8 million deadweight tons, which was equivalent to 18.8% of the existing fleet. Most of the ships on order will be delivered within the next 2-3 years.

  Drybulk Fleet Development and Orderbook

  Drybulk Carrier Orderbook—September 30, 2004

	2004		2005		2006		2007+		Total
Size ('000 dwt)											% of fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt
10-30	18	333	27	558	6	156	1	15	52	1,062	2.5
30-55	66	2,958	117	5,194	70	3,113	34	1,583	287	12,850	14.8
55-80	59	4,084	100	6,943	66	4,493	37	2,596	262	18,111	22.9
80-100	5	423	17	1,391	28	2,312	20	1,637	70	5,763	108.7
100-150	1	100	—	—	1	100	1	100	3	300	1.3
150+	18	3,240	49	8,747	26	4,619	18	4,071	111	20,677	27.5
Total	167	11,138	310	22,833	197	14,793	111	10,002	785	58,763	18.8

Source: Drewry

        The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices and the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes uneconomic to keep the ship in operation.

  Drybulk Carrier Age Profile—September 2004

Source: Drewry

        A ship therefore has a finite life and in the last five years the average age at demolition in the drybulk sector has been 26 years. Even between poor and strong markets, there has been very little variation in the age at which drybulk vessels are scrapped.

        It should also be mentioned that supply of drybulk carriers is not only a result of the number of ships in service, but also the operating efficiency of the fleet. For example, port congestion, which has been a feature of the market in 2004, has absorbed additional tonnage and therefore tightened the underlying supply/demand balance, with the result that charter rates have firmed.

  Charter Market

        Drybulk carriers are employed in the market via a number of different chartering options. The general terms typically found in these types of contracts are described below.

  A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case all voyage related costs mainly vessel fuel and port dues as well as all vessel-operating expenses such as day-to-day operations, maintenance, crewing, insurance transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a U.S. Dollar per day basis and is responsible only for the payment of capital costs related to the vessel.

  A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a U.S. Dollar per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

  A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a U.S. Dollar per ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

  A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship owner. Freight normally is agreed on a U.S. per cargo ton basis.

  Chartering on a single voyage or a trip charter basis may be referred to as spot chartering activity.

  Charter Rates

        Charter rates paid for drybulk carriers are a function of the underlying balance between vessel supply and demand, although at times, other factors such as sentiment will play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier size categories.

  Drybulk Fleet and Ton Mile Demand

Source: Drewry

        In the time charter market, rates vary depending on the length of the charter period as well as ship specific factors such as age, speed and fuel consumption. Most of the time short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

        On the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees as well as delivery and redelivery regions. In general larger cargo size is quoted at a lower per ton rate than a smaller cargo size. Routes with costly ports or canals command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargoes or a discharge port within a region with ports where vessels load cargoes would also be quoted at lower rates. These voyages increase vessel utilization by reducing the unloaded portion (or ballast leg) that was included in the calculations of the previous charter back to the loading area.

Time Charter Rates—12 month period, prompt delivery
(US$ per day)

Source: Drewry

        Consequently, within the industry, the references likely to be monitored most closely are the freight rate indices issued by the Baltic Exchange. These incorporate actual business concluded as well as the daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index (BPI) is the index with the longest history. The Baltic Capesize Index (BCI) and Baltic Handymax Index (BHMI) are of more recent origin.

        As previously indicated rate assessments for all drybulk carriers show a similar pattern. In 2003 and 2004 rates for all sizes of drybulk carriers strengthened appreciably to their highest levels ever. By far the most crucial driver of this dramatic upsurge in charter rates was the high level of demand for raw materials imported by China.

        Charter rates fluctuate by varying degrees among drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. It follows therefore that charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers and therefore charter rates and vessel values are subject to less volatility.

        Accompanying the recent surge in freight rates has been renewed interest in freight forward agreements (FFA's). An FFA is an "over the counter" market, whereby each party to the transaction takes an opposing party's credit risk until the settlement date. FFA's enable a buyer/seller to buy/sell the spot or timecharter market forward and thereby manage their exposure to fluctuating market conditions. Rates quoted for FFA's provide an indication of market participant's perception of the future direction of the drybulk market.

  Vessel Prices

        During 2004 the shipping industry is in a relatively unusual position. That is, each of its major sectors—drybulk carriers, tankers and containerships—has been prospering. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas, or LNG, carriers and other specialized ship categories. The significance of this is that the near term availability of newbuilding berths for vessel delivery before the third and fourth quarter of 2007 is scarce.

        As such, after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The trend in indicative newbuilding prices for bulk carriers is shown in the chart below.

Newbuilding Prices (US$ million)

Source: Drewry

        In the second-hand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices.

Secondhand Prices (US$ million)

Source: Drewry

        With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. Consequently, the market has witnessed second-hand prices for five-year-old Panamax and Capesize drybulk carriers reaching levels higher than those for comparably sized newbuildings.

  Charter Revenues and Vessel Prices

        At the present time vessel values and charter rates are at historically high levels. However when dividing the average vessel value with the average forward revenues during a year a different picture emerges. Average forward annual charter revenue was calculated by multiplying the average one-year time charter rate during the year by 350 days (number of operating days). The vessel prices used are the average price for a second-hand five year-old vessel during the same year. As the graph below indicates present vessel prices as a multiple of charter revenues are at the lowest level in the last ten years.

  Average Vessel Values as Multiple of Forward Time Charter Revenues

Source: Drewry

BUSINESS

Our Fleet

        We currently own and operate a fleet of six vessels consisting of one Capesize drybulk carrier and five Panamax vessels. Four of our Panamax vessels are drybulk carriers and one of our Panamax vessels is a combination carrier that is also capable of carrying drybulk cargo or crude oil and oil products. We refer to our Panamax combination carrier as a drybulk carrier and refer to all six of these vessels as our Initial Fleet.

        Our Initial Fleet principally carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We intend to acquire 11 additional drybulk carriers for a cash payment of $299.3 million plus 1,277,778 shares of our common stock.

        We will pay the purchase price for the Identified Vessels with the net proceeds of this offering, 1,277,778 shares of our common stock, funds that we borrow under our new credit facility, and up to an additional $30.0 million under another new credit facility that we may procure.

        The Identified Vessels consist of one Capesize drybulk carrier, eight Panamax drybulk carriers and two Handymax drybulk carriers. Unless indicated otherwise, references to our combined fleet are to our fleet of drybulk vessels after giving effect to the purchase of the Identified Vessels. Our acquisition of the Identified Vessels will increase the size of our combined fleet to 17 drybulk carriers representing approximately 1.3 million dwt and consisting of two Capesize, 13 Panamax and two Handymax drybulk carriers. We expect that the average age of the vessels in our combined fleet will be 13 years.

Our Business Strategy

        Our business strategy is focused on building and maintaining enduring relationships with charterers of drybulk carriers and providing reliable seaborne transportation services at competitive cost. While initially our combined fleet will be comprised principally of Panamax drybulk carriers, we seek to create shareholder value by acquiring and operating second hand drybulk carriers across the size spectrum, including large (Capesize), medium (Panamax) and small (Handymax and Handysize), and employing them in a combination of "spot charter," and "period time charter" contracts and pools. Our financial strategy is focused on maintaining a reasonable level of leverage as compared to many of our competitors and distributing a portion of our annual net income as dividends to our shareholders.

Vessel Employment

        We intend to employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. Three of the Panamax drybulk carriers in our Initial Fleet are currently operated in a Panamax pool. Pools have the size and scope to combine spot market voyages with freight forward agreements for hedging purposes, and perform more efficient vessel scheduling thereby increasing fleet utilization. During the year ended October 31, 2004, three of our customers accounted for more than ten percent of our voyage revenues, namely, Baumarine AS (16%), Transfield Shipping ER Cape Limited (11%), and Brave Bulk Transport Ltd. (11%). During 2003, approximately 37% of our revenue was derived from two charterers, namely Bottiglieri Di Navigazione Spa. (17%) and Cobelfret S.A. (20%). Given our exposure to, and focus on, the spot market and the short-term time charter market, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Corporate and Managerial Matters

        We are a Marshall Islands company that was formed in September 2004. We are under common control with Cardiff. In October 2004 we issued 15,400,000 shares of our common stock to the

Foundation as consideration for its contributions to us of all of the issued and outstanding capital stock of our six vessel-owning subsidiaries, each of which is incorporated in the Republic of Malta. Subsequently the Foundation instructed us to distribute 4,620,000 of these shares to our two other shareholders. Following such restructuring of our outstanding common stock the shareholding in our company took it current structure.

        Prior to the closing of this offering we will settle all intercompany balances between us and Cardiff to an amount less than $0.5 million and pay a dividend to our current shareholders so that we will have $7.0 million of cash immediately prior to the closing of this offering, the purchase of the Identified Vessels and the incurrence of debt under our new credit facility.

        Mr. Economou, our Chief Executive Officer, has been active in shipping since 1976 and formed Cardiff in 1991. Cardiff will be responsible for all technical and commercial management functions of our fleet. We believe that Cardiff has established a reputation in the international drybulk shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

        During the past 13 years, Cardiff has managed and operated vessels across a variety of shipping sectors such as drybulk carriers, container vessels, crude oil, oil products and chemical tankers as well as refrigerated cargo vessels, or reefers. Currently, Cardiff actively manages 18 vessels and arranges the employment of 10 other vessels on bareboat charters. Cardiff has managed approximately 60 vessels since its inception. Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Cardiff's commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Cardiff completed early implementation of the ISM in 1996. Cardiff has obtained documents of compliance for its office and safety management certificates for its vessels as required by the ISM and has been ISO 14001 certified since 2003, in recognition of its commitment to overall quality.

        Our combined fleet will be comprised of the following vessels:

Vessel Name	Dwt	Country Built	Year Built	Vessel Type
Initial Fleet
Shibumi	166,058	Spain	1984	Capesize
Panormos	71,747	Japan	1995	Panamax
Lacerta	71,862	Japan	1994	Panamax
Flecha	65,081	Japan	1982	Panamax
Striggla	64,747	Japan	1982	Panamax
Mostoles	75,395	Germany	1981	Panamax Combination Carrier
Sub-Total	514,890
Identified Vessels
Netadola	149,475	China	1993	Capesize
Iguana	70,349	Japan	1996	Panamax
Paragon	71,250	Japan	1995	Panamax
Samsara(1)	73,688	Japan	1999	Panamax
Waikiki	75,473	Italy	1995	Panamax
Lanikai	68,676	Japan	1988	Panamax
Tonga	66,798	Taiwan	1984	Panamax
Daytona	69,703	Japan	1989	Panamax
Toro	73,034	South Korea	1995	Panamax
Alona	48,040	Japan	2002	Handymax
Matira	45,863	Japan	1994	Handymax
Sub-Total	812,349
TOTAL	1,327,239

(1)
Subject to time charter through May 2005 at a rate of US$8,600 per day. Samsara will continue to be named Ocean Crystal until the end of said charter.

Acquisition of Eleven Identified Vessels

        We have entered into separate memoranda of agreement to acquire 11 Identified Vessels for a total purchase price of $316.8 million. Under all of these agreements, our acquisition of each vessel is subject to a number of conditions of delivery, including the successful completion of this offering by February 28, 2005.

        We will pay $322.3 million to acquire the 11 Identified Vessels, which includes the purchase price of the vessels as well as pre-delivery, financing, drydocking and special survey expenses that were incurred by the sellers prior to the vessels' delivery to us and that we will reimburse to the sellers. The $322.3 million consists of a cash payment of $299.3 million to acquire 10 of the 11 Identified Vessels and the cash equivalent of $23.0 million of our common shares (1,277,778 shares of our common stock) for the eleventh Identified Vessel. We will acquire the Capesize drybulk carrier Netadola and five Panamax drybulk carriers Paragon, Samsara, Waikiki, Toro, and Iguana from companies beneficially owned by Mr. Economou's sister for a total purchase price of $197.8 million. The acquisition of the Capesize drybulk carrier Netadola and four Panamax drybulk carriers, Paragon, Samsara, Waikiki and Toro, will be at the same purchase prices as those companies paid when they acquired the vessels from unaffiliated third parties ($164.3 million). We will purchase the Panamax drybulk carrier Iguana at its fair market value ($33.5 million) because of the time that elapsed from the time the seller contracted to purchase the vessel from its previous owner in August 2004, and the date that we agreed to purchase it in October 2004. The deliveries of these six Identified Vessels will occur between the closing of this offering and April 29, 2005. We will acquire the remaining five Identified Vessels directly from unaffiliated third parties at the aggregate purchase price of $119.0 million.

        The other five Identified Vessels that we will purchase from unaffiliated third parties consist of three Panamax drybulk carriers, Lanikai, Tonga and Daytona as well as two Handymax drybulk carriers, Alona and Matira. We expect to pay the $23.0 million purchase price of Daytona through the private issuance of 1,277,778 shares of our common stock.

        We expect to take delivery of nine of the Identified Vessels on or prior to sixty days following the consummation of this offering. We intend to apply approximately $111.5 million of the net proceeds of this offering, together with $23.0 million worth of our shares and $130.0 million under a senior secured credit facility to finance these acquisitions. The deliveries of Netadola and Waikiki are expected to take place between February 1, and April 29, 2005. Immediately following our offering we will reimburse our affiliates the amount of $7.0 million representing the 10% deposit that they paid prior to this offering in connection with the acquisition of Netadola and Waikiki. We intend to finance the remainder of the purchase price upon the delivery to us of these two Identified Vessels by borrowing an additional $16.0 million under the same senior secured credit facility and up to an additional $30.0 million under another new credit facility that we may procure.

New Credit Facility

        We have accepted an offer letter from Commerzbank AG and HSH Nordbank AG in which they have agreed, subject to certain preconditions, to provide us with a new senior secured credit facility to partially finance the acquisition of nine of the Identified Vessels and to refinance our existing senior secured indebtedness, other than the indebtedness in respect of our vessels, Panormos and Lacerta. The new credit facility is for a committed amount of $185.0 million and will be collateralized by mortgages and other security relating to 12 of the 17 vessels in our combined fleet. The new credit facility will contain financial covenants requiring us to: (i) ensure that the aggregate value of the vessels mortgaged thereunder exceeds 135% of the aggregate outstanding principal amount under the new credit facility at all times; (ii) maintain minimum cash balances with Commerzbank AG in the amount of $0.4 million per vessel at all times; (iii) ensure that our total assets minus our total debt will, at all times, be more than $100.0 million; (iv) ensure that our total liabilities will, at all times, be no more than 65% of the market value of our adjusted total assets; and (v) obtain the prior written consent of Commerzbank AG before incurring, or permitting a subsidiary to incur, new indebtedness in excess of $10.0 million whether in a single transaction or a series of transactions. The credit facility also contains common covenants that will require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the mortgaged vessels.

        We and our subsidiaries will be permitted to pay dividends under our new credit facility only for so long as: (x) the aggregate amount of the dividend payments made by us or one of our subsidiaries does not exceed 50% of our or its net profit for the related period; (y) if after such payment of dividends our or its total liabilities does not exceed 60% of our or its market value adjusted total assets; and (z) neither we are nor any of our subsidiaries is in default of any credit facility covenant. The credit facility provides for one tranche of $160.0 million, which we expect to fully draw to partially finance the acquisition of nine of the Identified Vessels and refinance a portion of our existing indebtedness, and a second tranche of $25.0 million for general working capital purposes. If we draw the full $185.0 million we will repay the principal amount of the tranches under the new credit facility in 36 consecutive quarterly installments the first three of which will be in the amount of $10.83 million each, followed by one installment in the amount of $15.83 million, six installments in the amount of $5.83 million, six installments in the amount of $4.5 million, 23 installments in the amount of $3.0 million and a final installment of $29.0 million; such payments to commence no later than June 30, 2005.

        The interest rate on the new credit facility will vary between 1.1% and 1.3% over LIBOR on the $160.0 million tranche. Such interest rate will be adjusted quarterly on the $160.0 million tranche and will be calculated on the basis of the ratio of total liabilities to market value adjusted total assets. If the ratio is equal to or less than 50% the interest rate will be 1.1% over LIBOR, if the ratio is greater than 50% but less than or equal to 60% the interest rate will be 1.2% over LIBOR and if the ratio is greater than 60% the interest rate will be 1.3% over LIBOR. On the remaining $25.0 million tranche the interest rate is fixed at 1.4% over LIBOR. A fee of $75,000 will be payable upon the signing of the credit facility, an additional fee of $800,000 will be payable on the first drawdown of the $160.0 million tranche and a fee of $187,500 will be payable on the first drawdown of the $25.0 million tranche. In addition, a commitment fee of 0.3% per annum shall accrue on the amount of the undrawn balance of the $160.0 million tranche from the date that we sign the offer letter; such commitment fee shall be payable quarterly in arrears. In connection with the $25.0 million tranche, a commitment fee of 0.7% per annum shall accrue on the maximum amount available from the date that we sign the offer letter; such commitment fee shall be payable quarterly in arrears. The new credit facility is conditioned on, among other things, our having raised net proceeds (after costs and expenses) of $80.0 to $120.0 million in this offering. The $160.0 million tranche will mature nine years after the execution of the credit facility and the $25.0 million tranche will mature one year after the execution of the credit facility. If the credit facility is not fully drawn down by us prior to June 30, 2005, the undrawn amount will be cancelled by the banks.

        The new credit facility also provides that the Company may enter into an interest rate or currency exchange transaction.

        The only indebtedness that we do not intend to refinance under the new credit facility is a loan entered into on September 3, 2004, with HSH Nordbank AG in the original principal amount of $28.1 million secured by our vessels Panormos and Lacerta, of which $27.5 million is currently outstanding. The loan is secured by a mortgage and related security on the Panormos and Lacerta. The portion of the loan relating to the Lacerta bears interest at a rate of 1.625% per annum over LIBOR and will be repaid in 12 semi-annual installments of $0.6 million and a balloon repayment of $2.5 million in 2010. The portion of the loan relating to the Panormos bears interest at a rate of 1.5% per annum over LIBOR and will be repaid in 13 semi-annual installments the first of which will be $1.75 million, followed by two payments of $1.4 million, 10 installments of $1.0 million and a final balloon payment of $3.7 million, also in 2010. Interest shall generally be payable with principal. The outstanding amount of the loan may not exceed 70% of the aggregate value of the Panormos and Lacerta. The credit facility also contains other general covenants and events of default that are common in this type of transaction.

        Due to the probability of Netadola being delivered to us in April 2005 we have not, as yet, procured any new financing for this vessel. We intend to finance the acquisition of Netadola with a combination of funds borrowed under the same credit facility and up to an additional $30.0 million under a new credit facility that we may procure. We may mortgage one or both of the unencumbered vessels Striggla and Daytona to provide security for the credit facility to finance Netadola. We have not, as yet, procured the financing for the Netadola.

Chartering of the Fleet

        We, through Cardiff, actively manage the employment of our fleet between the "spot charter" market (through voyage charters and trip time charters), which generally last from 10 days to four months, "period time charters," which can last up to several years, and pools. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Pools have the size and scope to combine spot market voyages, trip time charters, period time charters and contracts of affreightment with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization. Alternatively, vessels can be chartered under "bareboat" contracts whereby the charterer is responsible for the vessel's maintenance and operations, as well as all voyage-related expenses.

        Vessels operating on period time charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk rates although we are exposed to the risk of declining drybulk rates, which may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers employed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

        Spot charters are normally for periods of 10 days to four months while period time charters can range from several months to several years. At the present time three of the Panamax drybulk carriers in our Initial Fleet are operated in a Panamax pool. We consider a vessel operated in a pool as being in the spot market, since pool earnings may fluctuate in line with earnings of vessels operating in the spot market but experience smaller fluctuations. The other three vessels in our Initial Fleet, one Capesize and two Panamax bulk carriers are operated in the spot market, with the exception of Flecha, which is on a one year time charter. Two of the Identified Vessels will be on time charter when acquired. We intend to use our Panamax combination carrier, the Mostoles, in both the drybulk as well as the crude oil and oil cargo trades until the date she is phased out as a crude oil carrier in 2007.

        Although we have not previously done so, we may from time to time utilize forward freight agreements, FFA that enable us to enter into contractual obligations to sell the spot charter market forward and thereby reduce our exposure to a potential deterioration of the charter market. The FFA market provides us with the flexibility to hedge our exposure to potential market decline if we cannot find suitable fixed rate time charter market opportunities that will enable us to secure stable cash flows. Our policy is to use the FFA market for hedging purposes, we do not enter into such contracts for speculative purposes.

Customers

        During the year ended October 31, 2004, three of our customers accounted for more than 10 percent of our voyage revenues, namely, Baumarine AS (16%), Transfield Shipping ER Cape Limited (11%), and Brave Bulk Transport Ltd. (11%). During 2003, approximately 37% of our revenue was derived from two charterers, namely, Bottiglierri Di Navigazione Spa. (17%) and Cobelfret S.A. (20%). Given our exposure to, and focus on, the spot market and the short-term time charter market, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of the Fleet

        We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. We will outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Cardiff pursuant to separate management agreements each with an initial term of five years. The agreements will automatically extend to successive five year terms, unless in each case, at least 30 days' advance notice of termination is given by either party. Our

Chief Executive Officer and Chief Financial Officer, under the guidance of our board of directors, manage our business as a holding company, including our own administrative functions and we monitor Cardiff's performance under the management agreements.

        Pursuant to the management agreements, we will be obligated to pay Cardiff a technical management fee of $650 (based on a Euro/Dollar exchange rate of 1.30:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee will be adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. We will also be obligated to pay Cardiff a fee equal to one and one-quarter percent (1.25%) of the gross freight, demurrage and charter hire collected from the employment of our vessels. Cardiff will also earn a fee equal to one percent (1.0%) calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf. Additional vessels that we may acquire in the future may be managed by Cardiff or other unaffiliated management companies.

        Amendments to and extensions of any vessel management agreement will be approved by a majority of our independent directors committee. Also, we will not enter into any new management agreement with Cardiff or any other affiliate of Cardiff or ours without the approval of a majority of our independent directors.

        Currently, Cardiff actively manages 18 vessels and arranges the employment of 10 other vessels on bareboat charters. The vessels in Cardiff's managed fleet consist of drybulk carriers, crude oil tankers, oil products tankers and chemical tankers. We believe we will derive significant benefits from our relationship with Cardiff our technical and commercial manager, including the operational efficiencies created through Cardiff's operation of a large managed fleet, that are fundamental to the successful implementation of our strategy. We believe that these advantages will enable us to compete effectively with companies that have larger drybulk fleets than ours.

Crewing and Employees

        As of the completion of this offering, Cardiff, our affiliate, will employ approximately 50 people, all of whom are shore-based. In addition, Cardiff will be responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Cardiff will arrange our charters (whether spot charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers in the Capesize, Panamax, Handysize and Handymax sectors. Ownership of drybulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.

        Charters for our vessels are negotiated by Cardiff utilizing a worldwide network of shipbrokers. These shipbrokers advise Cardiff on a continuous basis the availability of cargo for any particular vessel. There may be as many as five shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.

Environmental and Other Regulation

        Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

        A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation—International Maritime Organization ("IMO").

        As a result of the oil spill in November 2002, relating to the loss of the M/T Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. This proposed amendment will come into effect in April 2005, unless objected to by a sufficient number of member states. This accelerated phase out, if adopted, could result in our combination carrier being unable to carry crude oil and oil products in many markets after December 2007. The Company does not expect any impairment to result from the expected inability of our Panamax combination carrier to carry oil and oil products after 2007, as that vessel will be fully depreciated as of December 2006 (the last month of the vessel's current estimated useful life of 25 years from the date of her initial delivery form the shipyard), and carried at residual scrap value on the Company's books. Further, the Company believes that the value of this vessel in service as a drybulk carrier will exceed its book value for the foreseeable future and therefore the Company does not expect any impairment to result regardless if the proposed amendments are adopted by the IMO.

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. A plan to comply with the Annex VI regulations is already in place and will be fully effective once Annex VI comes into force. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

        The operation of the Company's vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in the Initial Fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The United States Oil Pollution Act of 1990 ("OPA").

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

        OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

        OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

        The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

        The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

Environmental Regulation—Other Environmental Initiatives.

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered ton above 5,000 gross tons with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

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  on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

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  on-board installation of ship security alert systems;

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  the development of vessel security plans; and

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  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

  Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

        Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

        Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

        Class Renewal Surveys:    Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

        Currently we have two Panamax drybulk carriers scheduled for special surveys and drydocking in 2005, two Panamax drybulk carriers scheduled for special surveys and drydocking in 2006, and one Panamax drybulk carrier and one Capesize drybulk carrier scheduled for drydocking in 2007 and special surveys in 2009.

        At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the Bureau Veritas, N.K.K. and Det norske Veritas. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

  General

        The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery Insurance

        We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles in amounts ranging from $85,000 to $200,000.

        We also arranged increased value insurance for most of the vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased Value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Legal Proceedings

        To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

        Under Marshall Island law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
George Economou	51	Chairman, President and Chief Executive Officer; Director
Christopher Thomas	45	Vice President, Treasurer Chief Financial Officer; Director
Angelos Papoulias	50	Director
Nikolas P. Tsakos	41	Director
Prokopios (Akis) Tsirigakis	49	Director
Eugenia Voulika	40	Secretary

        Biographical information with respect to each of our directors, executives and key personnel is set forth below.

        George Economou is our Chairman and Chief Executive Officer. Mr. Economou has been actively involved in the shipping industry for over 25 years. After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in "Naval Architecture and Marine Engineering" and an M.S. in "Shipping and Shipbuilding Management," George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981, he worked as Sale and Purchase Manager at Brokerage and Management in New York. From 1981 to 1986, he held the position of General Manager of Oceania Maritime Agency in New York. In 1986, he invested and participated in the formation of numerous individual shipping companies which involved, among others, the present group of companies. Mr. Economou is also on the board of directors of Omninet International Limited, a company with securities registered under the Securities Exchange Act of 1934.

        Christopher J. Thomas is our Chief Financial Officer. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of TOP Tankers Inc. and Omninet International Limited, each of which is a publicly traded company with securities registered under the Securities Exchange Act of 1934. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd. which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

        Angelos Papoulias is a member of our Board of Directors. Since 1989, Mr. Papoulias has been a director of Investments and Finance Ltd., a financial consulting firm specializing in financial and structuring advice to the Greek maritime industry. From 1980 to 1987 Mr. Papoulias was with Chase Manhattan Bank N.A. in corporate and shipping finance. From 1987 to 1988 Mr. Papoulias was the Director of Finance at Eleston Holdings Inc., a product tanker company. Mr. Papoulias holds a B.S. in Mathematics/Economics from Whitman College, Washington State and a Master's degree in International Management from the School of International Management in Phoenix, Arizona.

        Nikolas P. Tsakos is a member of our Board of Directors. Since 1993, Mr. Tsakos has been the President, Chief Executive Officer and a director of Tsakos Energy Navigation Limited, a provider of international seaborne crude oil and petroleum product transportation services whose common shares are listed on the New York Stock Exchange and the Oslo Børs. Mr. Tsakos is President of the Hellenic Marine Environment Protection Agency (HELMEA). He is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det norske Veritas (DNV). Mr. Tsakos graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

        Prokopios (Akis) N. Tsirigakis is a member of our Board of Directors. Mr. Tsirigakis has been the Joint Managing Director of the Oceanbulk Group and concurrently, since 1998, has been the Managing Director of Combine Marine Inc. Mr. Tsirigakis started up and established Combine as a third-party ship management company. He has previously owned and successfully operated bulk carriers. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping S.A. of Athens and Technical Manager of Arcon Shipping Inc of New York. He participates in the Intercargo Committee, Classification societies and the Union of Greek Shipowners, SNAME. Mr. Tsirigakis is involved in the current development of newbuilding rules. Mr. Tsirigakis received a Masters and BSC in Naval Architecture from The University of Michigan, Ann Arbor and has three years of seagoing experience.

        Eugenia Th. Voulika is our Corporate Secretary. Ms. Voulika's principal occupation for the past five years has been as an attorney at law. She is an associate of Deverakis Law Office in Piraeus, Greece since 1991. Ms. Voulika specializes in maritime and civil law.

Committees of the Board of Directors

        We have established an audit committee comprised of three members which will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. A majority of our board of directors is currently independent. We have established a compensation committee which is responsible for establishing executive officers' compensation and benefits. The members of the audit committee are currently Messrs. Papoulias, Tsakos and Tsirigakis.

Compensation of Directors and Senior Management

        We did not pay any compensation to members of senior management or our executive directors for the fiscal year ended October 31, 2004. We do not intend to pay any benefits in 2004. Beginning in the fiscal year ending October 31, 2005, non-executive directors will receive annual compensation in the aggregate amount of $25,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

        We have adopted an equity incentive plan, or the Plan, which will entitle our officers, key employees and directors to receive options to acquire common stock. Under the Plan, a total of 1,000,000 shares of common stock will be reserved for issuance under the Plan. The Plan is administered by our board of directors. Under the terms of the Plan, our board of directors would be able to grant new options exercisable at a price per share to be determined by our board of directors. We expect that the price will be equal to the average daily closing price for our common stock over the 20 trading days following the closing of this offering. Under the terms of the Plan, no options would be able to be exercised until at least two years after the closing of this offering. Any shares received on exercise of the options would not be able to be sold until three years after the closing of this offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of this offering.

Employment Agreements

        We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Economou, and our Chief Financial Officer, Mr. Christopher Thomas. Each of these employment agreements has a maximum term of three years from the date of the closing of this offering. Further, Mr. Economou has entered into a letter agreement which includes a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company that owns a Bareboat Charter Vessel to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that Bareboat Charter Vessels once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, enters into an agreement that sets forth terms upon which he or it would acquire that drybulk carrier. Pursuant to this letter agreement, Mr. Economou will notify our audit committee of any agreement that he or his other affiliates have entered into to purchase a drybulk carrier (or to sell the Bareboat Charter Vessels) and will provide the audit committee a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee of said opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of DryShips to become the purchaser of such drybulk carrier, before Mr. Economou will accept the opportunity or offer it to any of his other affiliates. Our audit committee, which consists of our independent directors, will require a simple majority vote to accept or reject this offer. Notwithstanding the above, Mr. Economou intends to utilize DryShips as his main investment vehicle in the drybulk carrier sector.

Additional Matters

        Messrs. Economou and Thomas were General Manager and Financial Manager, respectively, of Alpha Shipping plc, an Isle of Man corporation, or Alpha. In February 1998, Alpha issued $175 million of its 9 1/2% Senior Notes due 2008 to investors in the United States and abroad. Alpha defaulted on its senior notes because it did not pay interest that was due on February 1999. Alpha was restructured pursuant to a negotiated agreement with a majority of the senior note holders by way of a "scheme of arrangement" in the Isle of Man courts and a related Chapter 11 reorganization proceeding in the U.S. bankruptcy court. The restructuring was completed in July 1999.

        Mr. Tsakos was a director and the president of Global Ocean Carriers Limited from March 1995 to December 1999. Global entered into Chapter 11 reorganization proceedings in February 2000. In December 2000, Global's reorganization plan was approved by its creditors and confirmed by the U.S. federal court presiding over the reorganization.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the owners of more than five percent of our common stock as of the date of our prospectus, and after giving effect to this offering. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class Before Common Stock Offering	After Common Stock Offering*
Common Stock, par value $.01 per share	Entrepreneurial Spirit Foundation	10,780,000	70%	36.3%
	Mr. George Economou**	13,552,000	88%	45.7%
	Advice Investments S.A.***	2,772,000	18%	9.3%
	Magic Management Inc.****	1,848,000	12%	6.2%
	Easychem Trading S.A.*****	766,667	—	2.6%
	Naptha International S.A.*****	511,111	—	1.7%

*
Assumes the underwriters do not exercise their over-allotment option.

**
Mr. Economou is our Chairman and Chief Executive Officer and a Director. Includes shares of common stock of DryShips Inc. owned of record by the Foundation and Advice Investments S.A. Mr. Economou disclaims beneficial ownership of the shares owned by Advice Investments S.A.

***
A corporation incorporated in the Republic of Liberia. Mr. George Economou's wife, Ms. Elisavet Manola of Athens, Greece, is the beneficial owner of all of the issued and outstanding capital stock of this corporation. Mr. Economou disclaims beneficial ownership of these shares.

****
A corporation incorporated in the Republic of Liberia. Mr. George Economou's ex-wife, Ms. Rika Vosniadou of Athens, Greece, is the beneficial owner of all of the issued and outstanding capital stock of this corporation.

*****
We will purchase one of our Identified Vessels from a company owned by Naptha International S.A. and EasyChem Trading S.A., which are not affiliated with us, for shares of our common stock with an equivalent value of $23.0 million at the initial public offering price. We expect to issue and deliver these shares in January, 2005.

RELATED PARTY TRANSACTIONS

        Mr. George Economou, our Chairman and Chief Executive Officer and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that owns 70.0% of Cardiff, our manager. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister. The Foundation also owns 70.0% of our common stock. In October 2004, we issued 15,400,000 shares of our common stock to the Foundation as consideration for causing certain of its affiliates to contribute to us the capital stock of our subsidiaries. In particular the following wholly-owned subsidiaries of the Foundation contributed to our company the shares of the companies that own our vessel owning subsidiaries and effectively their respective shipping assets:

  Tradewinds Shipping Co. Ltd. of the Marshall Islands contributed all of the shares of the two registered shareholders of Silicon Shipping Co. Ltd. of Malta (registered owner of Flecha), all of the shares of the two registered shareholders of Oxygen Shipping Co Ltd. of Malta (registered owner of Shibumi) and all the shares of the two registered shareholders of Blueberry Shipping Co. Ltd. of Malta (registered owner of Panormos) on or about October 18, 2004;

  Norge Investment Funds Co. S.A. of Panama contributed all of the shares of the two registered shareholders of Helium Shipping Co. Ltd of Malta (registered owner of Striggla) and all of the shares of the two registered shareholders of Hydrogen Shipping Co. Ltd. of Malta (registered owner of Mostoles) on or about October 18, 2004; and

  Solid Shipping and Trading Inc. of Liberia contributed all of the shares of the two registered shareholders of Annapolis Shipping Co. Ltd. of Malta (registered owner of Lacerta).

        Subsequently the Foundation instructed us to distribute 4,620,000 of these shares to our two other shareholders. Following such restructuring of our outstanding common stock the shareholding in our company took it current structure.

        We will outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Cardiff pursuant to management agreements with an initial term of five years. These agreements will automatically extend to successive five year terms, unless in each case, at least one year's advance notice of termination is given by either party. We will pay Cardiff a technical management fee of $650 (based on a Euro/Dollar exchange rate of 1.30:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee will be adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. We will also pay Cardiff one and one-quarter percent (1.25%) of the gross freight, demurrage and charter hire collected from the employment of our vessels. Cardiff will also earn a fee equal to one percent (1.0%) calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf. We will lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO. The initial term of our lease will be five years. We believe that the rate of our lease (14,160 Euros per year, adjusted yearly at the rate of inflation published by the Greek Government) is no greater than would be incurred with a third party on an arm's length basis.

        We will acquire six of the Identified Vessels from companies beneficially owned by Mr. Economou's sister. The acquisition of the Capesize drybulk carrier Netadola and four Panamax drybulk carriers, Paragon, Samsara, Waikiki and Toro, will be at the same purchase price as those companies paid when they acquired the vessels from unaffiliated third parties ($164.3 million). We will purchase Iguana at its fair market value ($33.5 million) because of the time that will elapse from the time the seller contracted to purchase the vessel from its previous owner in August 2004 and the date that we agreed to purchase it in October 2004. The deliveries of Netadola, Waikiki and Toro will be effected after this offering. We will pay an aggregate amount of $3.0 million in fixed pre-delivery, financing, drydocking and special survey fees and expenses to the sellers. We will also pay Cardiff a management fee of $650 per vessel per day (based on a Euro/Dollar exchange rate of 1.30:1.00) on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee will be adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter.

        In November 2004, we restructured the existing loans for which we act as co-borrowers with certain of our affiliates, so that our subsidiaries will only remain liable for amounts borrowed to finance the acquisition of the vessels in our Initial Fleet. If these loans had been restructured on October 31, 2004, our total long-term debt would have decreased by approximately $72.5 million ($13.6 million and $58.9 million of current and non-current portion, respectively) with an equal decrease of the amounts due from related parties as of that date ($13.6 million and $58.9 million included in current and non-current assets, respectively). For more information, we refer you to Note 8 to our audited financial statements for the fiscal year ended October 31, 2004 appearing later on page F-16.

        Immediately prior to the closing of this offering we expect to settle all intercompany balances between us and Cardiff to an amount of not more than $0.5 million and pay a dividend to our shareholders so that we will have $7.0 million of cash immediately prior to the closing of this offering, the purchase of the Identified Vessels and the related incurrence of debt under our new credit facility.

REGISTRAR AND TRANSFER AGENT

        The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 29,677,778 shares of common stock outstanding or 31,627,778 shares if the underwriters' over-allotment option is exercised in full. Of these shares, only the 13,000,000 shares sold in this offering, or 14,950,000 shares if the underwriters' over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates", which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering, our existing shareholders will continue to own 15,400,000 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. The restricted securities held by existing shareholders, officers, directors and certain other parties will be subject to the underwriters' 180-day lock-up agreement. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

        In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately 297,000 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        Our directors and officers, all of our existing shareholders, as well as the seller of an Identified Vessel have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to the common stock or which are convertible or exchangeable into securities which are substantially similar to the common stock, without the prior written consent of Cantor Fitzgerald & Co.

        As a result a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	13,000,000	Shares not locked up and eligible for sale freely or under Rule 144
180 days	29,677,778	Lock-up released; shares eligible for sale under Rule 144

        Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        Under our articles of incorporation, our authorized capital stock consists of 75,000,000 shares of common stock, par value $.01 per share, of which 15,400,000 shares are issued and outstanding. All of our shares of stock are in registered form.

Common Stock

        As of the date of this prospectus, we have 15,400,000 shares of common stock outstanding out of 75,000,000 shares authorized to be issued. Upon consummation of this offering, we will have outstanding 29,677,778 shares of common stock or 31,627,778 shares if the underwriters' over-allotment option is exercised in full. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Other Matters

        Our Articles of Incorporation and By-laws.    Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act. Our articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

        Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman of the Board, or by the President. Our

board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

        Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

        The board of directors may change the number of directors only by a vote of at least two-thirds of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

        Dividends.    While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our net profits, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare and pay a dividend per share of $0.20 in July 2005. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income as the Board of Directors deems appropriate.

        Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

        Dissenters' Rights of Appraisal and Payment.    Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

        Shareholders' Derivative Actions.    Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

        Anti-takeover Provisions of our Charter Documents.    Several provisions of our articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 30.0 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

        Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

        Our articles of incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

        Our articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our by-laws provide that only our Board of Directors, or our Chairman of the Board, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the by-laws	•	May be held at such time or place as designated in the ul ul certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors
•	May be held within or without the Marshall Islands	•	May be held within or without Delaware
•	Notice:	•	Notice:
	• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholder's Voting Rights
•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Shareholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person or persons to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•	For non-stock companies, certificate of incorporation or by-laws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum
•	No provision for cumulative voting	•	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting
Directors
•	Board must consist of at least one member	•	Board must consist of at least one member
•	Number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board	•	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter's Rights of Appraisal
•	Shareholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder's Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•
In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Attorney's fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code in August of 2003, which became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to DryShips Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

  Taxation of Operating Income: In General

        Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

        Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

        In the absence of exemption from tax under Section 883, our gross U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

  Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

  (1)
  we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States;

  (2)
  either

  (A)
  more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test,"

  (B)
  our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

        The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. For taxable years prior to this offering we believe that the 50% Ownership Test will be satisfied. After this offering, it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common stock, which will be the sole class of our issued and outstanding stock, will be "primarily traded" on the Nasdaq National Market.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock will be the sole class of stock listed on the Nasdaq National Market, we will satisfy the listing requirement.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume lists will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

        After the offering, we anticipate that our 5% Shareholders may own 50% or more of our common stock. Therefore, we anticipate that we may be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. The Entrepreneurial Spirit Foundation, which is expected to own approximately 36.3% of our common stock following this offering, and George Economou, who controls the Foundation, have each agreed to provide such information pursuant to a letter agreement dated January 12, 2005.

        Based upon our letter agreement with the Entrepreneurial Spirit Foundation and Mr. Economou, we believe that immediately following the offering we will be able to establish that there are sufficient qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in the future. For example, we may be unable to satisfy the Publicly-Traded Test if (i) Mr. Economou's status as a qualified shareholder changes, (ii) the direct or indirect beneficial ownership of the shares currently held by Mr. Economou changes, (iii) the ownership of shares not directly or indirectly beneficially owned by Mr. Economou comes to be concentrated in 5% Shareholders that either are not qualified shareholders or fail to comply with applicable documentation requirements or (iv) Mr. Economou or the Foundation fail to satisfy the applicable documentation requirements.

        To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

        Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

  United States Taxation of Gain on Sale of Vessels

        Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

  Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

  Sale, Exchange or other Disposition of Common Stock

        Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

  Passive Foreign Investment Company Status and Significant Tax Consequences

        Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

  •
  at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

        For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        Cash proceeds from the offering will be treated as an asset which produces passive income for purposes of determining whether we are a passive foreign investment company. Therefore, if we were unable to purchase assets which produce non-passive income with the proceeds of the offering in a timely fashion, then it is possible that we could be treated as a passive foreign investment company. However, we believe that we will be able to purchase sufficient assets which produce non-passive income with the proceeds of the offering in a fashion that will permit us to avoid being treated as a passive foreign investment company with respect to any taxable year.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

  Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described above.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

  Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

  Dividends on Common Stock

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

  Sale, Exchange or Other Disposition of Common Stock

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

  •
  fail to provide an accurate taxpayer identification number;

  •
  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$31,674
Printing and Engraving Expenses	350,000
Legal Fees and Expenses	750,000
Accountants' Fees and Expenses	450,000
Nasdaq Entry Fee	100,000
NASD Fee	27,410
Blue Sky Fees and Expenses	5,000
Transfer Agent's Fees and Expenses	10,000
Miscellaneous Costs	275,916

Total	$2,000,000

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement dated February 3, 2005 between ourselves and the underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Cantor Fitzgerald & Co.(1)	7,930,000
Hibernia Southcoast Capital, Inc.(2)	2,860,000
Oppenheimer & Co. Inc.(3)	1,170,000
Dahlman Rose & Company, LLC(4)	845,000
HARRISdirect, LLC(5)	195,000

Total	13,000,000

(1)
135 East 57th Street, New York, NY 10022

(2)
909 Poydras Street, Suite 100, New Orleans, LA 70112

(3)
125 Broad Street, New York, NY 10004

(4)
1270 Avenue of the Americas, Suite 2118, New York, NY 10020

(5)
10002 Harborside Financial Center, 501 Plaza II, Jersey City, NJ 07311

Over-Allotment Option

        We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,950,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus less underwriting discounts and commissions. This option may be exercised at any time, and from time to time, to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

        The underwriters have advised us that the underwriters propose to offer our common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.65 per share. After this offering, the underwriters may change the public offering price and other offering terms.

        The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,950,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

	No Exercise	Full Exercise
Per Share	$1.08	$1.08
Total	$14,040,000	$16,146,000

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions paid by us, will be approximately $2.0 million.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market;

  •
  Stabilizing transactions permit bids to purchase our common stock so long as the stabilizing bids do not exceed a specified maximum;

  •
  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering; and

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

        We have agreed that, without the prior written consent of Cantor Fitzgerald & Co., we will not, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of or sell or grant options, rights or warrants with respect to, any of our common stock or securities convertible into or exchangeable for our common stock, for a period of 180 days from the date of this prospectus.

        Our executive officers and directors, all of our current shareholders holding all of our common stock as well as the seller of an Identified Vessel have entered into lock-up agreements under which they have agreed not to, without the prior written consent of Cantor Fitzgerald & Co., directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any of our common stock or securities convertible into or exchangeable for our common stock for a period of 180 days from the date of this prospectus.

Indemnification

        We have agreed to indemnify the underwriters against liabilities relating to this offering, including certain liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Public Offering Price

        There has been no public market for our common stock prior to this offering. We and the underwriters negotiated the initial offering price. In determining the price, we and the underwriters considered a number of factors in addition to prevailing market conditions, including:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  our prospects for future earnings;

  •
  our current financial position;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We and the underwriters considered these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial offering price.

Internet Distributions

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for the sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Republic of Marshall Islands law. The underwriters have been represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

        The consolidated financial statements of DryShips Inc. at October 31, 2004 and 2003, and for each of the three years in the period ended October 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The sections in this prospectus entitled "Prospectus Summary" and "The International Drybulk Shipping Industry," have been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under Nasdaq National Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

DRYSHIPS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
DRYSHIPS INC.

        We have audited the accompanying consolidated balance sheets of DRYSHIPS INC., a Marshall Islands company, (the "Company"), as of October 31, 2003 and 2004 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended October 31, 2004. Our audits also included the condensed financial information listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYSHIPS INC. at October 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
November 22, 2004
(except for the effect of the dividend as disclosed in Note 19e, as to which the date is December 23, 2004)

DRYSHIPS INC.

CONSOLIDATED BALANCE SHEETS

OCTOBER 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars--
except for share and per share data)

	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,996	6,171
Restricted cash	—	1,570
Accounts receivable trade, net	725	2,168
Insurance claims	363	13
Due from related parties (Note 3)	13,098	58,121
Inventories (Note 4)	413	300
Prepayments and advances	348	1,001

Total current assets	17,943	69,344

FIXED ASSETS:
Advances for vessel acquisition (Note 5)	2,200	—
Vessels, net (Notes 6, 8 and 12)	34,104	51,688
Total fixed assets	36,304	51,688

OTHER NON CURRENT ASSETS:
Due from related parties (Note 3)	17,672	58,894
Deferred charges, net (Note 7)	1,983	3,627

Total assets	73,902	183,553

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	9,979	25,453
Dividends payable (Note 19e)	—	69,000
Trade accounts payable	830	1,155
Other payables	15	16
Due to related parties (Note 3)	35	2
Accrued liabilities (Note 9)	652	1,631
Unearned revenue	378	921

Total current liabilities	11,889	98,178

LONG-TERM DEBT, net of current portion (Note 8)	36,500	89,749

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—

STOCKHOLDERS' EQUITY:
Capital stock, $0.01 par value; 75,000,000 shares authorized; 15,400,000 shares issued and outstanding (Note 10)	154	154
Additional paid-in capital (Note 10)	13,465	13,465
Retained earnings (deficit)	11,894	(17,993)

Total stockholders' equity (deficit)	25,513	(4,374)

Total liabilities and stockholders' equity	73,902	183,553

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED OCTOBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2002	2003	2004
REVENUES:
Voyage revenues	16,233	25,060	63,458

EXPENSES:
Voyage expenses (Note 13)	3,628	3,626	5,481
Vessel operating expenses (Note 13)	6,144	6,739	9,769
Depreciation (Note 6)	3,580	3,580	4,735
Amortization of deferred dry-docking costs (Note 7)	1,273	1,664	1,716
Management fees charged by a related party (Note 3)	1,094	1,101	1,261
General and administrative expenses	110	150	198

Operating income	404	8,200	40,298

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 14)	(983)	(1,119)	(1,515)
Interest income	—	4	12
Foreign currency losses	(35)	(90)	(23)
Other, net (Note 15)	3	194	341

Total other income (expenses), net	(1,015)	(1,011)	(1,185)

Net Income (Loss)	(611)	7,189	39,113

Earnings (Loss) per share, basic and diluted (Note 11)	(0.04)	0.47	2.54

Weighted average number of shares, basic and diluted	15,400,000	15,400,000	15,400,000

Pro forma earnings per share, basic and diluted (Note 19e)	—	—	2.29

Pro forma weighted average number of shares, basic and diluted (Note 19e)	—	—	17,060,389

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED OCTOBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars—except for share and per share data)

		Capital Stock
	Comprehensive Income (Loss)	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE, October 31, 2001		15,400,000	154	11,265	7,568	18,987
Net loss	(611)	—	—	—	(611)	(611)

Comprehensive income	(611)

BALANCE, October 31, 2002		15,400,000	154	11,265	6,957	18,376
Net income	7,189	—	—	—	7,189	7,189
Contributions to additional paid-in capital	—	—	—	2,200	—	2,200
Dividends paid (US dollars 0.15 per share)	—	—	—	—	(2,252)	(2,252)

Comprehensive income	7,189

BALANCE, October 31, 2003		15,400,000	154	13,465	11,894	25,513
Net income	39,113	—	—	—	39,113	39,113
Dividends declared (US dollars 4.48 per share)	—	—	—	—	(69,000)	(69,000)
Comprehensive income	39,113

BALANCE, October 31, 2004		15,400,000	154	13,465	(17,993)	(4,374)

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars)

	2002	2003	2004
Cash Flows from (used in) Operating Activities:
Net income (loss)	(611)	7,189	39,113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,580	3,580	4,735
Amortization of deferred dry-docking costs	1,273	1,664	1,716
Amortization and write-off of deferred financing costs	38	138	132
(Increase) Decrease in:
Accounts receivable trade	(34)	866	(1,443)
Insurance claims	(178)	(180)	350
Due from related parties	2,664	(9,271)	(35,292)
Inventories	(138)	(74)	113
Prepayments and advances	27	256	(653)
Increase (Decrease) in:
Trade accounts payable	365	(272)	325
Other payables	6	6	1
Due to related parties	180	(258)	(33)
Accrued liabilities	30	(88)	979
Unearned revenue	42	255	543
Payments for dry-docking	(1,898)	(1,322)	(3,277)

Net Cash from Operating Activities	5,346	2,489	7,309

Cash Flows used in Investing Activities:
Advances for vessel acquisition	—	(2,200)	—
Additions to vessel cost	—	—	(20,119)

Net Cash used in Investing Activities	—	(2,200)	(20,119)

Cash Flows from (used in) Financing Activities:
Restricted cash	—	—	(1,570)
Proceeds from long-term debt	6,800	11,100	26,000
Principal payments of long-term debt	(3,914)	(2,756)	(8,230)
Repayment of long-term debt	(5,894)	(7,725)	—
Contributions to additional paid-in capital	—	2,200	—
Dividends paid	—	(2,252)	—
Payment of financing costs	(75)	(151)	(215)

Net Cash from (used in) Financing Activities	(3,083)	416	15,985

Net increase in cash and cash equivalents	2,263	705	3,175
Cash and cash equivalents at beginning of year	28	2,291	2,996

Cash and cash equivalents at end of year	2,291	2,996	6,171

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest payments	917	709	1,351

Non-cash financing activities:
Liabilities assumed in connection with joint and several borrowings with related parties	15,281	1,434	(50,953)

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2004

(Expressed in thousands of United States Dollars—
except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        The accompanying consolidated financial statements include the accounts of DryShips Inc. and its wholly owned vessel owning subsidiaries listed below (collectively the "Company"). DryShips Inc. was formed on September 9, 2004, under the laws of Marshall Islands. On October 18, 2004, DryShips Inc. acquired, indirectly, all outstanding shares of the vessel owning companies and increased its common stock (as discussed in Note 10) by issuing 15,400,000 shares to Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each vessel owning company was, indirectly, wholly owned by the Foundation prior to the transfer of ownership of these vessel owning companies to DryShips Inc. Accordingly, the financial statements of the Company have been presented using combined historical carrying costs of the assets and liabilities of the vessel owning companies.

  (a)
  Helium Shipping Co. Ltd. ("Helium"), incorporated in Malta on October 15, 1997, owner of the Maltese flag 64,747 DWT (built in 1982), bulk carrier vessel "Striggla", which was acquired on October 12, 1999 and Philadelphia Shipping Co. Ltd. ("Philadelphia") incorporated in Malta on January 20, 1998 owner of vessel "Striggla" for the period from December 11, 1997 to October 12, 1999.

  (b)
  Hydrogen Shipping Co. Ltd. ("Hydrogen") incorporated in Malta on October 15 1997, owner of the Maltese flag 75,395 DWT (built in 1981), bulk carrier vessel "Mostoles", which was acquired on July 2, 1999 and Taranto Shipping Co. Ltd. ("Taranto") incorporated in Malta on February 13, 1998, owner of vessel "Mostoles" for the period from February 16, 1998 to July 2, 1999.

  (c)
  Oxygen Shipping Co. Ltd. ("Oxygen"), incorporated in Malta on October 15, 1997, owner of the Maltese flag 166,058 DWT (built in 1984) bulk carrier vessel "Shibumi", which was acquired on July 27, 2000. Oxygen was the previous owner of vessel Mostoles for the period from January 20, 1998 to February 16, 1998.

  (d)
  Silicon Shipping Co. Ltd. ("Silicon") incorporated in Malta on October 15, 1997, owner of the Maltese flag 65,081 DWT (built in 1982) bulk carrier vessel "Flecha", which was acquired on February 25, 2000.

  (e)
  Annapolis Shipping Co. Ltd. ("Annapolis") incorporated in Malta on January 20, 1998, owner of the Maltese flag 71,862 DWT (built in 1994) bulk carrier vessel "Lacerta", which was acquired on April 17, 2003 and Maribus Shipping Co. Ltd. ("Maribus") incorporated in Malta on March 5, 1991 owner of vessel "Lacerta" for the period from October 11, 2000 to April 17, 2003.

  (f)
  Blueberry Shipping Co. Ltd. ("Blueberry") incorporated in Malta on May 16, 2003, owner of the Maltese flag 71,747 DWT (built in 1995) bulk carrier vessel "Panormos", which was acquired on December 1, 2003.

        The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of the bulk carrier vessels mentioned above.

        The operations of the vessels are managed by Cardiff Marine Inc. (the "Manager"), a related Liberian corporation. The Manager has an office in Greece located at 80, Kifissias Avenue 151 25 Athens Greece. The Manager provides the Company and other related ship-owning companies with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a fixed fee. In addition, the management agreement with the Manager provides that Drybulk S.A, a related Liberian corporation, acts as the charter and sales and purchase broker of the Company in exchange for a commission on all freights, hires, demurrages and gross sale or purchase price of vessels (Note 3). The majority shareholding (70%), of the Manager and Drybulk S.A., is owned by Entrepreneurial Spirit Foundation, a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries. The 30% shareholding of the Manager and Drybulk S.A is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of the Company's Chief Executive Officer.

        During 2002, 2003, and 2004, six charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2002	2003	2004
A	—	—	16%
B	—	—	11%
C	15%	—	11%
D	—	17%	—
E	17%	20%	—
F	17%	—	—

2.    Significant Accounting Policies:

  (a)
  Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended October 31, 2004, the accounts and operating results of DryShips Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)
  Use of Estimates:    The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Other Comprehensive Income (Loss):    The Company follows the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income (loss) and, accordingly, comprehensive income (loss) equals net income (loss) for all periods presented.

  (d)
  Foreign Currency Translation:    The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

  (e)
  Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash concerns deposits with certain banks that are used to pay the current loan installments. The funds can only be used for the purposes of repayment of the loans discussed in Note 8(d) and (e).

  (f)
  Accounts Receivable—Trade, net:    The amount shown as Accounts Receivable—Trade, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at October 31, 2003 and 2004 totaled $73 and $50, respectively.

  (g)
  Insurance Claims:    Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through October 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

  (h)
  Inventories:    Inventories consist of bunkers, lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

  (i)
  Vessel Cost:    Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

  (j)
  Impairment of Long-Lived Assets:    The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by independent marine valuers. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of October 31, 2002, 2003 and 2004 indicated that no impairment loss is required.

  (k)
  Vessel Depreciation:    Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

  (l)
  Accounting for Dry-Docking Costs:    The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Unamortized dry-docking costs of vessels that are sold are written off to income in the year of the vessels' sale.

  (m)
  Financing Costs:    Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (o)
  Pension and Retirement Benefit Obligations—Crew:    The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

  (p)
  Accounting for Revenue and Expenses:    Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after October 31 of each year.

  (q)
  Repairs and Maintenance:    All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

  (r)
  Earnings (Losses) per Share:    Basic earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of common shares deemed outstanding during the year. Diluted earnings (losses) per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended October 31, 2004.

  (s)
  Segment Reporting:    The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable.

  (t)
  Derivatives:    The SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During each of the years in the three-year period ended October 31, 2004, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

  (u)
  Recent Accounting Pronouncements:    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

        In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

  (i)
  Special purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

  (ii)
  Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

  (iii)
  All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's financial statements. The adoption of the provisions of FIN 46R did not have any impact on the Company's consolidated financial position, results of operations and cash flows.

3.    Transactions with Related Parties:

        The amounts shown in the accompanying consolidated balance sheets as to Due from/to related parties are analyzed as follows:

	2003	2004
Current assets
Cardiff Marine Inc.	9,271	44,563
Joint and several borrowers (Note 8)	3,827	13,558

	13,098	58,121

Non-current assets
Joint and several borrowers (Note 8)	17,672	58,894

Current liabilities
Drybulk S.A.	35	2

	35	2

  (a)
  Cardiff Marine Inc. and Drybulk S.A:    As discussed in Note 1, the ship-owning companies have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel. These agreements were renewed on October 18, 2004, with an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing. In addition, Drybulk S.A acts as the charter and sale and purchase broker of the Company in exchange for a commission. The fees charged by the Manager for the years ended October 31, 2002, 2003 and 2004 amounted to $1,132, $1,131 and $1,322, respectively. Of the above amounts $38, $30 and $61 for 2002, 2003 and 2004, respectively were included in deferred dry-docking costs and the remaining amounts are separately reflected in the accompanying consolidated statements of operations. Chartering and brokerage commissions charged by Drybulk S.A for the years ended October 31, 2002, 2003 and 2004 totaled $199, $310 and $1,013, respectively. Of the above amounts $199, $310 and $793 for 2002, 2003 and 2004, respectively, are included in voyage expenses in the accompanying consolidated statements of operations, while the remaining amount for the year ended October 31, 2004 of $220, relating to the acquisition of the vessel Panormos is included in Vessels, net in the accompanying 2004 consolidated balance sheet. The Manager maintains and handles the majority of the cash generated from vessels' operations. The account with the Manager at each balance sheet date consists of the balance of collections and payments made by the Manager on behalf of the Company's vessels.

  (b)
  Joint and several borrowers:    The Company along with a number of other related ship-owning companies, the total (100%) shareholding of which is ultimately owned by Entrepreneurial Spirit Foundation, a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries, entered into three loan agreements as joint and several borrowers (Note 8b, 8c and 8d). In the event that any borrower is not able to service the above loan agreements, the lenders may accelerate the debt and foreclose on the Company's mortgaged vessels.

        The amounts disclosed above as due from joint and several borrowers, reflect the drawings of the loans by the related ship-owning companies, net of any payments made by such companies as of each balance sheet date.

4.    Inventories:

        The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2003	2004
Bunkers	243	—
Lubricants	138	239
Victuals	32	61

	413	300

5.    Advances for Vessels Acquisition:

        On October 24, 2003, Blueberry entered into a memorandum of agreement for the acquisition of the vessel Panormos for a purchase price of $22,000. Blueberry took delivery of the vessel on December 1, 2003. As of October 31, 2003, the amount of $2,200 recorded in the account Advances for Vessel Acquisition, represents the 10% advance payment made to the sellers in October 2003.

6.    Vessels:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, October 31, 2002	47,487	(9,803)	37,684
—Depreciation for the year	—	(3,580)	(3,580)

Balance, October 31, 2003	47,487	(13,383)	34,104
—Additions	22,319	—	22,319
—Depreciation for the year	—	(4,735)	(4,735)

Balance, October 31, 2004	69,806	(18,118)	51,688

        Cost of vessels at October 31, 2003 and 2004 includes $2,736 and $3,055, respectively, of amounts relating to initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage.

        Additions during the year ended October 31, 2004 relate to the acquisition of the vessel Panormos. The total acquisition cost of the vessel amounted to $22,319, which includes $220 of brokerage commissions charged by Drybulk S.A. and $99 of other pre-delivery costs.

        At October 31, 2004, all six vessels were operating under time charters expiring in November 2004 (two time charters), June 2005 (three time charters) and November 2005 (one time charter).

        All Company's vessels, having total carrying value of $51,688 at October 31, 2004, have been provided as collateral to secure the loans discussed in Notes 8 and 12.

7.    Deferred Charges:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Dry-docking	Financing Costs	Total
Balance, October 31, 2002	2,114	198	2,312
—Additions	1,322	151	1,473
—Write-off due to loan repayment	—	(75)	(75)
—Amortization for the year	(1,664)	(63)	(1,727)

Balance, October 31, 2003	1,772	211	1,983
—Additions	3,277	215	3,492
—Write-off due to loan repayment	—	(55)	(55)
—Amortization for the year	(1,716)	(77)	(1,793)

Balance, October 31, 2004	3,333	294	3,627

        The amortization for dry-docking costs is separately reflected in the accompanying consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of operations.

8.    Long-term Debt:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	October 31, 2003			October 31, 2004
Borrower(s)	Company	Related Parties	Total	Company	Related Parties	Total
(a) Annapolis	10,484	12,675	23,159	—	—	—
(b) Hydrogen and Helium	5,316	3,284	8,600	3,351	2,849	6,200
(c) Silicon and Oxygen	9,180	5,540	14,720	7,300	4,370	11,670
(d) Annapolis and Blueberry	—	—	—	27,499	65,233	92,732
(e) Silicon	—	—	—	4,600	—	4,600

Total	24,980	21,499	46,479	42,750	72,452	115,202
Less—current portion	(6,152)	(3,827)	(9,979)	(11,895)	(13,558)	(25,453)

Long-term portion	18,828	17,672	36,500	30,855	58,894	89,749

        Loan (a):    In December 2002, Annapolis together with a related ship-owning company concluded a bank loan for $24,750 to refinance Annapolis previous indebtedness, provide working capital and partially finance the acquisition cost of a vessel acquired by the related company. The amount of $24,750 was drawn down in two advances of $13,650 and $11,100 in December 2002 (by the related company) and in April 2003 (by Annapolis), respectively. In November 2003 the loan was refinanced by the loan discussed in (d) below. The average interest rate during 2003 was 2.95%, while at October 30, 2003 the interest rate was 2.74%. The related party involved is Chios Bright Shipping Ltd.

        Loan (b):    In October 2002, Hydrogen and Helium together with a related ship-owning company concluded a bank loan for $11,000 to refinance the companies' previous indebtedness and to provide the companies with working capital. In April 2004, Helium was released from its obligation under the loan and the outstanding balance of $2,186 at that date, was undertaken by Hydrogen ($1,612) and the related company ($574). As a result the vessel Striggla's first and second priority mortgages were discharged. The additional loan amounts assumed by Hydrogen and the other related party were in exchange for an equal amount of cash through Cardiff Marine Inc. which maintains and handles the majority of the cash generated from vessels operations. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2003 and 2004 was 3.13% and 2.90%, respectively, while at October 31, 2003 and 2004 the interest rate (including the margin) was 2.74% and 3.46%, respectively. The amount outstanding at October 31, 2004 of $6,200 ($8,600 at October 31, 2003) is repayable in 4 equal consecutive quarterly installments from January 2005 through October 2005, plus a balloon payment of $3,800 ($2,052 for Hydrogen and $1,748 for the related party) payable together with the last installment. The related party involved is Lithium Shipping Co. Ltd.

        Loan (c):    In April 2000, Silicon and Oxygen together with six other related ship-owning companies, concluded a bank loan for $39,100 to partially finance the acquisition cost of the vessels Flecha and Shibumi by Silicon and Oxygen, respectively, as well as the cost of a vessel acquired by one of the related companies and to refinance previous indebtedness of the other five related ship-owning companies. In March 2004, Silicon was released from its obligations under the loan and the outstanding balance of the loan at that date amounting to $13,320 was restructured in two tranches of $8,280 for Oxygen and $5,040 for the related companies. The Silicon loan balance was assumed by Oxygen in exchange for an equal amount of cash through Cardiff Marine Inc. which maintains and handles the majority of the cash generated from vessels operations. The loan bears interest at LIBOR plus a margin and the average interest (including the margin) during 2002, 2003 and 2004 was 3.71%, 3.01% and 2.78%, while at October 31, 2003 and 2004, the interest rate (including the margin) was 2.63% and 3.34%, respectively. The amount outstanding at October 31, 2004 of $11,670 ($14,720 at October 31, 2003) is repayable in 11 equal consecutive quarterly installments from November 2004 through May 2007, plus a balloon payment of $4,590 ($3,380 for Oxygen and $1,210 for the related parties) payable together with the last installment. The related parties involved are Rominvest Shipping Co.Ltd., Merchant Princess S.A., Seabulk Investments S.A., Siena Shipping Co. Ltd., Rainbow Shipping Co. Ltd. and Agrari Shipping Co. Ltd.

        Loan (d):    In November 2003, Annapolis and Blueberry together with three other related ship-owning companies concluded a bank loan agreement for an amount of up to $85,733 in order to refinance prior indebtedness of the vessel Lacerta, to partially finance the acquisition cost of the vessel Panormos ($20,000 drawn in December 2003) and to refinance prior indebtedness of the related companies. In March 2004 the loan was restructured by a loan agreement concluded by Annapolis and Blueberry together with four other related ship-owning companies for an amount of up to $104,233 to partially finance the acquisition cost of a vessel acquired by one of the related companies. In September 2004, the loan was further restructured by a loan agreement concluded by Annapolis and Blueberry together with four other related ship-owning companies for an amount of up to $123,519 to partially finance the acquisition cost of a vessel acquired by one of the related companies. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2004 was 2.29%, while at October 31, 2004 the interest rate (including the margin) was 3.11%. The amount outstanding at October 31, 2004, of $92,732 is repayable in variable consecutive quarterly or semi annual installments from November 2004 through September 2012 plus four balloon payments of $25,004 ($6,162 for Annapolis and Blueberry, combined and $18,842 for the related parties) payable together with the last installment of each company. The related parties involved are Sidoti Shipping Company Ltd., Musk Shipholding Inc., Sea Glory Navigation Ltd. and Rivel Camel Shipping Company Ltd.

        Loan (e):    In March 2004, Silicon concluded a loan agreement for an amount of $6,000 for working capital purposes. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2004 and at October 31, 2004 was 3.13% and 3.71%, respectively. The amount outstanding at October 31, 2004, of $4,600 is repayable in 10 consecutive quarterly installments from December 2004 through March 2007.

        The loans are secured as follows:

  •
  First priority mortgages over the borrowers vessels;

  •
  First priority assignment of all insurances and earnings of the mortgaged vessels;

  •
  Pledge of shares;

  •
  Corporate guarantee of the Manager and

  •
  Personal guarantee of a person nominated by the borrowers and accepted by the lender.

        The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the lender's prior consent as well as minimum requirements regarding hull cover ratio. In addition, the vessel owning companies are not permitted to pay any dividends to Dryships Inc. nor Dryships Inc. to its shareholders without the lender's prior consent.

        Interest expense for 2002, 2003 and 2004 amounted to $913, $758 and $1,278, respectively and is included in interest expense and finance costs in the accompanying consolidated statements of operations.

        The annual principal payments required to be made after October 31, 2004, are as follows:

	Amount
	Company	Related parties	Total
2005	11,895	13,558	25,453
2006	10,574	9,209	19,783
2007	4,034	9,059	13,093
2008	3,234	9,179	12,413
2009	3,234	5,300	8,534
2010 and thereafter	9,779	26,147	35,926

	42,750	72,452	115,202

9.    Accrued Liabilities:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2003	2004
Interest on long-term debt	95	22
Vessels' operating and voyage expenses	557	1,609

Total	652	1,631

10.    Common Stock and Additional Paid-In Capital:

        The Company's common stock since inception and prior to the amendment of its articles of incorporation discussed below consisted of 500 shares authorized, issued and outstanding, of no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

        On October 18, 2004 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock increased to 75,000,000 shares (all in registered form) of common stock, par value $0.01 per share. In addition the Company within the context of its initial public offering discussed in Note 18, on October 18, 2004, cancelled the existing 500 shares with no par value and issued 15,400,000 shares with a $0.01 par value per share. The financial statements for all periods presented have been restated to reflect the issuance of the 15,400,000 shares

        The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes. These capital contributions amounted to $0, $2,200 and $0 during the years ended October 31, 2002, 2003 and 2004, respectively.

        The Company declared and paid dividends of $0, $2,252 and $0 during the years ended October 31, 2002, 2003 and 2004, respectively. Subsequent to October 31, 2004, the Company declared and paid dividends as discussed in Note 19(e).

11.    Earnings Per Common Share:

        The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

	2002	2003	2004
Income (Loss):
Income (Loss) available to common stockholders	$(611)	$7,189	$39,113
Basic earnings per share:
Weighted average common shares outstanding	15,400,000	15,400,000	15,400,000
Diluted earnings per share:
Weighted average common shares—diluted	15,400,000	15,400,000	15,400,000
Basic earnings (losses) per common share	$(0.04)	$0.47	$2.54
Diluted earnings (losses) per common share	$(0.04)	$0.47	$2.54

12.    Commitments and Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently,

management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

        In September 2003, Hydrogen, Helium and Lithium Shipping Co. Ltd., a related ship-owning company, have provided a second preferred mortgage on their vessels to secure sums due on a corporate guarantee dated August 28, 2003 under a loan agreement dated August 28, 2003 concluded between a bank and Vera Navigation Inc., a related ship-owning company. In April 2004, Helium was released from its obligation under the guarantee and the vessel Striggla's second preferred mortgage was discharged. The loan, amounting to up to $12,154, was provided in order to finance the pre-delivery installments of an Aframax tanker with a contract price of $39,500 expected to be delivered in June 2006. As at October 31, 2004, an amount of $6,076 was drawn down, representing the first and second pre-delivery payments to the shipyard, while another two equal tranches of $3,038 each will be advanced at the time of the third and fourth pre-delivery payments to the shipyard. The loan bears interest at LIBOR plus a margin and will be repaid in full at the time of vessels' delivery. If Vera Navigation Inc. is unable to service its debt, Hydrogen's vessel, Mostoles, may be subject to repossession by the lending bank.

13.    Voyage and Vessel Operating Expenses:

        The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Voyage Expenses	2002	2003	2004
Port charges	1,392	1,054	1,317
Bunkers	1,396	1,245	851
Commissions charged by third parties	641	1,017	2,520
Commissions charged by a related party	199	310	793

Total	3,628	3,626	5,481

Vessel Operating Expenses	2002	2003	2004
Crew wages and related costs	3,163	3,516	4,170
Insurance	840	935	1,254
Repairs and maintenance	524	527	998
Spares and consumable stores	1,566	1,730	3,296
Taxes (Note 16)	51	31	51

Total	6,144	6,739	9,769

14.    Interest and Finance Costs:

        The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2002	2003	2004
Interest on long-term debt	913	758	1,278
Bank charges	32	223	105
Amortization and write-off of financing fees	38	138	132

Total	983	1,119	1,515

15.    Other, net:

	2002	2003	2004
Insurance claims recoveries	—	187	335
Miscellaneous	3	7	6

Total	3	194	341

        Insurance claims recoveries represent the excess amount the Company received in connection with claims for damages to its vessels compared to actual costs associated with the repairs.

16.    Income Taxes:

        Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of operations.

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

17.    Financial Instruments:

        The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

  (a)
  Interest rate risk:    The Company's interest rates and long-term loan repayment terms are described in Note 8.

  (b)
  Concentration of Credit risk:    Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

  (c)
  Fair value:    The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

18.    Initial Public Offering (Unaudited):

        In September 2004 the Company commenced preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. Following the completion of the initial public offering it is expected that existing shareholders will own directly or indirectly approximately 51.9% of the Company's outstanding shares of common stock.

19.    Subsequent Events:

  (a)
  Acquisition of Vessels:    In November 2004 the Company entered into separate memoranda of agreement to acquire eleven vessels (six vessels from companies beneficially owned by the sister of the Company's Chief Executive Officer) for a total amount of approximately $317 million. Management expects that (i) the acquisition cost of nine out of the eleven vessels will be financed from the proceeds of the initial public offering discussed in Note 18 and from the long-term financing discussed in (b) below (ii) the acquisition cost ($23,000) of the tenth vessel will be financed by the issuance of shares within the context of the initial public offering discussed in Note 18 and (iii) the acquisition cost ($37,750) for the eleventh vessel will be financed by the Company's own funds and bank financing which has not, as yet, been arranged.

  (b)
  New Credit Facility:    In November 2004 the Company has accepted an offer letter from two banks, in which the banks have agreed, subject to the conclusion of the initial public offering discussed in Note 18, to provide the Company with a new senior secured credit facility of

    $185,000 divided into two tranches of $160,000 and $25,000, respectively. Management expects the $160,000 tranche to be used to partially finance the acquisition cost of the nine out of the eleven vessels discussed in (a) above and to refinance the balances of the loans discussed in Note 8 (b), (c) and (e) and will be payable in 36 variable consecutive quarterly installments commencing no later than June 30, 2005, together with a final installment of $29,000 payable nine years after the execution of the credit facility. The $25,000 tranche, which will be advanced as a reducing revolving loan facility, is expected to be used for general working capital purposes and will be payable in three equal consecutive quarterly installments of $5,000 each commencing no later than June 30, 2005, followed by a final installment of $10,000 payable one year after the execution of the credit facility. The facility will bear interest at LIBOR plus a spread and will be secured by a first priority mortgage over the vessels involved.

    The new credit facility, among others, will contain financial covenants requiring the Company to ensure that the aggregate value of the mortgaged vessels at all times exceed 135% of the aggregate outstanding principal amount under the new credit facility and to maintain minimum cash balances with one of the lenders in the amount of $400 per vessel at all times.

    The Company will not be permitted without the prior written approval of the lenders to pay dividends exceeding 50% of the net profit of the related period if after the payment of such dividends the total liabilities exceed 60% of market value adjusted total assets.

  (c)
  Other Agreements:    The Company intends to enter into a rental agreement with the Company's Chief Executive Officer to lease office space in Athens, Greece. The planned agreement is for duration of 5 years beginning January 2005 with an option for an extension of five years. The annual rental will be approximately $19 (Euro 14,200) adjusted annually for inflation increase.

  (d)
  Restructuring of Loans:    In November 2004 the Company initiated discussions with its lenders to restructure the loan discussed in Note 8(d) for which the Company acts as a co-borrower with certain related parties so that its subsidiaries will only remain liable for amounts directly attributable to themselves.

  (e)
  Distribution of Dividends:    On December 23, 2004 and within the context of the initial public offering discussed in Note 18, the Company decided to declare and pay dividends totaling $69,000 ($4.48 per share) after obtaining the consents from its respective lending banks. The Company expects to pay these dividends by utilizing the amounts due from Cardiff Marine Inc. and also from the Company's cash on hand. As the above transaction represents distributions to existing shareholders prior to the initial public offering discussed in Note 18, the transaction was given retroactive effect in the accompanying 2004 consolidated balance sheet. In addition, as the amount of distribution exceeds net income for the year ended October 31, 2004, pro forma earnings per common share are presented in the accompanying 2004 consolidated statement of operations, giving effect to the number of shares that would be required to be issued at the initial public offering price of $18.00 per share to pay the amount of dividends that exceeds net income for the year ended October 31, 2004. The calculations of the pro forma earnings per common share discussed above have as follows:

Net income	$39,113
Amount of dividends to be paid	$(69,000)

Excess of dividends over earnings	$(29,887)

Number of shares required to be issued at $18.00 per share to pay excess of dividends over earnings	1,660,389
Weighted average common shares outstanding—historical	15,400,000

Weighted average common shares outstanding—for pro forma calculation	17,060,389

Pro forma earnings per common share	$2.29

Schedule I—Condensed Financial Information of DryShips Inc.
Balance Sheets—October 31, 2003 and 2004
(Expressed in thousands of U.S. Dollars)

	2003	2004
ASSETS
Current Assets	—	—
Investments	25,513	64,626

Total assets	25,513	64,626

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities—Dividends payable	—	69,000
STOCKHOLDERS' EQUITY:
Capital stock, $0.01 par value; 75,000,000 shares authorized; 15,400,000 shares issued and outstanding	154	154
Additional paid-in capital	13,465	13,465
Retained earnings (deficit)	11,894	(17,993)

Total stockholders' equity (deficit)	25,513	(4,374)

Total liabilities and stockholders' equity	25,513	64,626

Schedule I—Condensed Financial Information of DryShips Inc.
Statements of Operations for the years ended October 31, 2002, 2003 and 2004
(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2002	2003	2004
REVENUES:
Equity in net income (loss) of subsidiaries	(611)	7,189	39,113

Net Income (Loss)	(611)	7,189	39,113

Earnings (Loss) per share, basic and diluted	(0.04)	0.47	2.54

Weighted average number of shares, basic and diluted	15,400,000	15,400,000	15,400,000

Pro forma earnings per share, basic and diluted	—	—	2.29

Pro forma weighted average number of shares, basic and diluted	—	—	17,060,389

Schedule I—Condensed Financial Information of DryShips Inc.

Statements of Stockholders' Equity (Deficit) for the years ended October 31, 2002, 2003 and 2004

(Expressed in thousands of U.S. Dollars—except for share and per share data)

		Capital Stock
	Comprehensive Income (loss)			Additional Paid-in Capital	Retained Earnings (Deficit)
		# of Shares	Par Value			Total
BALANCE, October 31, 2001		15,400,000	154	11,265	7,568	18,987
Net loss	(611)	—	—	—	(611)	(611)

Comprehensive income	(611)

BALANCE, October 31, 2002		15,400,000	154	11,265	6,957	18,376
Net income	7,189	—	—	—	7,189	7,189
Contributions to additional paid-in capital	—	—	—	2,200	—	2,200
Dividends paid (US dollars 0.15 per share)	—	—	—	—	(2,252)	(2,252)

Comprehensive income	7,189

BALANCE, October 31, 2003		15,400,000	154	13,465	11,894	25,513
Net income	39,113				39,113	39,113
Dividends declared (US dollars 4.48 per share)	—	—	—	—	(69,000)	(69,000)
Comprehensive income	39,113

BALANCE, October 31, 2004		15,400,000	154	13,465	(17,993)	(4,374)

Schedule I—Condensed Financial Information of DryShips Inc.

Statements of Cash Flows for the years ended October 31, 2002, 2003 and 2004

(Expressed in thousands of U.S. Dollars)

	2002	2003	2004
Cash Flows from Operating Activities:
Net income (loss)	(611)	7,189	39,113
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings (losses) of affiliates	611	(4,937)	(39,113)

Net Cash from Operating Activities	—	2,252	—

Cash Flows from (used in) Investing Activities:
Investment in subsidiaries	—	(2,200)	—

Net Cash from (used in) Investing Activities	—	(2,200)	—

Cash Flows from (used in) Financing Activities:
Dividends paid	—	(2,252)	—
Contributions to additional paid-in capital	—	2,200	—

Net Cash from (used in) Financing Activities	—	(52)

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Schedule I—Notes to Condensed Financial information of DryShips Inc.

        In the Parent Company only financial statements the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company, during the years ended October 31, 2002, 2003 and 2004, received cash dividends from its subsidiaries of $0, $2,252 and $0, respectively. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

        Through and including February 28, 2005, which is the 25th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

DryShips Inc.

13,000,000 Shares

Common Stock

Cantor Fitzgerald & Co.
Hibernia Southcoast Capital
Oppenheimer & Co.
Dahlman Rose & Company
HARRISdirect

February 3, 2005

QuickLinks

TABLE OF CONTENTS
ENFORCEABILITY OF CIVIL LIABILITIES
THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY
PROSPECTUS SUMMARY
Our Company
Our Fleet
Our Competitive Strengths
Our Business Strategy
Our History and Corporate Structure
Our Dividend Policy
The Offering
Summary Consolidated Financial and Other Data
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY
World Seaborne Trade in 2003
Drybulk Seaborne Trade—2003
Chinese Iron Ore Imports
Ton- Mile Demand
The Bulk Carrier Fleet—September 30, 2004
Time Charter Rates—12 month period, prompt delivery (US$ per day)
Newbuilding Prices (US$ million)
Secondhand Prices (US$ million)
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
REGISTRAR AND TRANSFER AGENT
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
DRYSHIPS INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DRYSHIPS INC. CONSOLIDATED BALANCE SHEETS OCTOBER 31, 2003 AND 2004 (Expressed in thousands of U.S. Dollars-- except for share and per share data)
DRYSHIPS INC. CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. Dollars—except for share and per share data)
DRYSHIPS INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED OCTOBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. Dollars—except for share and per share data)
DRYSHIPS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED OCTOBER 31, 2002, 2003 AND 2004 (Expressed in thousands of U.S. Dollars)
DRYSHIPS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OCTOBER 31, 2003 AND 2004 (Expressed in thousands of United States Dollars— except for share and per share data, unless otherwise stated)
Schedule I—Condensed Financial Information of DryShips Inc. Statements of Stockholders' Equity (Deficit) for the years ended October 31, 2002, 2003 and 2004 (Expressed in thousands of U.S. Dollars—except for share and per share data)
Schedule I—Condensed Financial Information of DryShips Inc. Statements of Cash Flows for the years ended October 31, 2002, 2003 and 2004 (Expressed in thousands of U.S. Dollars)